    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998


                                                     1933 ACT FILE NO. 333-25731
                                                     1940 ACT FILE NO. 811-05808
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-2

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933        [X]
                         PRE-EFFECTIVE AMENDMENT NO.        [ ]
                        POST-EFFECTIVE AMENDMENT NO. 2      [X]
                                    AND/OR
                            REGISTRATION STATEMENT
                                    UNDER
                      THE INVESTMENT COMPANY ACT OF 1940    [X]
                               AMENDMENT NO. 18             [X]

                       (CHECK APPROPRIATE BOX OR BOXES)


                       EATON VANCE PRIME RATE RESERVES
            ------------------------------------------------------
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                ----------------------------------------------
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (617) 482-8260
      -----------------------------------------------------------------

                                ALAN R. DYNNER
                24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                ----------------------------------------------
                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

    If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ]  when declared effective pursuant to section 8(c)
[ ]  immediately upon filing pursuant      [ ] 60 days after filing
     to paragraph(b)                           pursuant to paragraph (a)
[X]  on April 1, 1998 pursuant to          [ ] on (date) pursuant to
     paragraph (b)                             paragraph (a)

If appropriate, check the following box:

[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ____________ .


    Senior Debt Portfolio has also executed this Registration Statement.

--------------------------------------------------------------------------------

                       EATON VANCE PRIME RATE RESERVES

                            CROSS REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-2
                          --------------------------
PART A
ITEM NO.           ITEM CAPTION                       PROSPECTUS CAPTION
--------           ------------                       ------------------
 1. .............  Outside Front Cover          Cover Page
 2. .............  Inside Front and Outside     Cover Pages
                     Back Cover Page
 3. .............  Fee Table and Synopsis       Shareholder and Fund Expenses
 4. .............  Financial Highlights         The Fund's Financial Highlights

 5. .............  Plan of Distribution         How to Buy Shares; The
                                                  Lifetime Investing Account/
                                                  Distribution Options
 6. .............  Selling Shareholders         Not Applicable
 7. .............  Use of Proceeds              How to Buy Shares; Investment
                                                  Policies and Risks
 8. .............  General Description of the   Organization of the Fund and
                     Registrant                   the Portfolio; Investment
                                                  Policies and Risks
 9. .............  Management                   Management of the Fund and the
                                                  Portfolio; Organization of
                                                  the Fund and the Portfolio
10. .............  Capital Stock, Long-Term     Organization of the Fund and
                     Debt, and Other              the Portfolio; Distributions
                     Securities                   and Taxes; Reports to
                                                  Shareholders


11. .............  Defaults and Arrears on      Not Applicable
                     Senior Securities

12. .............  Legal Proceedings            Not Applicable
13. .............  Table of Contents of the     Table of Contents of the
                     Statement of Additional      Statement of Additional
                     Information                  Information

PART B                                                   STATEMENT OF
ITEM NO.           ITEM CAPTION                 ADDITIONAL INFORMATION CAPTION
--------           ------------                 ------------------------------
14. .............  Cover Page                   Cover Page
15. .............  Table of Contents            Table of Contents

16. .............  General Information and      Other Information
                     History

17. .............  Investment Objective and     Additional Information about
                     Policies                     Investment Policies;
                                                  Investment Restrictions
18. .............  Management                   Trustees and Officers;
                                                  Investment Advisory and
                                                  Other Services
19. .............  Control Persons and          Control Persons and Principal
                     Principal Holders of         Holders of Shares
                     Securities
20. .............  Investment Advisory and      Investment Advisory and Other
                     Other Services               Services
21. .............  Brokerage Allocation and     Portfolio Trading
                     Other Practices
22. .............  Tax Status                   Taxes
23. .............  Financial Statements         Financial Statements

                                    Eaton Vance

[GRAPHIC OMITTED] Investing     Prime Rate Reserves
EATON VANCE       for the
---------------   21st
   Mutual Funds   Century


The investment objective of Eaton Vance Prime Rate Reserves (the "Fund") is to provide as high a level of current income as is consistent with the preservation of capital, by investing in a portfolio primarily of senior secured floating rate loans. The Fund currently seeks to achieve its objective by investing its assets in Senior Debt Portfolio (the "Portfolio"), which has the same investment objective as the Fund, Rather than by investing directly in and managing its own portfolio of loans and securities. The Fund, as well as the Portfolio, is a continuously offered, closed-end, non-diversified investment company.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING FLUCTUATIONS IN VALUE AND THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL INVESTMENT.

This Prospectus is designed to provide you with information you should know before investing. Please retain this document for future reference. A Statement of Additional Information dated April 1, 1998 for the Fund, as supplemented from time to time, has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information appears at the end of this Prospectus. The Statement of Additional Information is available without charge from the Fund's principal underwriter, Eaton Vance Distributors, Inc. (the "Principal Underwriter"), 24 Federal Street, Boston, MA 02110 (telephone (800) 225-6265).


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  Price to Public         Sales Load(2)        Proceeds to Fund
--------------------------------------------------------------------------------
Per Share (1)        $9.99                  None                     $9.99
Total           $5,002,000,000    None to be paid by the Fund   $5,002,000,000
------------
(1) The shares are offered on a best efforts basis at a price equal to the net asset value, which, as of March 23, 1998, was $9.99 per share. See "How to Buy Shares".
(2) Because Eaton Vance Distributors, Inc. and its affiliates will pay all sales commissions to authorized firms from their own assets, the net proceeds of the offering will be available to the Fund for investment in the Portfolio. See "How to Buy Shares".

NO MARKET PRESENTLY EXISTS FOR THE FUND'S SHARES AND IT IS NOT CURRENTLY ANTICIPATED THAT A SECONDARY MARKET WILL DEVELOP FOR THEM. Fund shares are not readily marketable. To provide investor liquidity, the Fund ordinarily will make each February, May, August and November an offer to repurchase between 5% and 25% of the Fund's outstanding shares at net asset value. An early withdrawal charge of up to 3% will be imposed on most shares held for less than four years which are accepted for repurchase. See "Fund Repurchase Offers".

CONTENTS

                                                       Page                                                          Page
---------------------------------------------------------------------------------------------------------------------------
Shareholder and Fund Expenses                             2       How to Buy Shares                                    13
The Fund's Financial Highlights                           3       Fund Repurchase Offers                               14
The Fund's Investment Objective                           5       Reports to Shareholders                              16
Investment Policies and Risks                             5       The Lifetime Investing Account/Distribution Options  16
Yield and Performance Information                         9       Eaton Vance Shareholder Services                     16
Organization of the Fund and the Portfolio               10       Distribution and Taxes                               17
Management of the Fund and the Portfolio                 11       Table of Contents of the Statement of Additional
Valuing Shares                                           12       Information                                          18
---------------------------------------------------------------------------------------------------------------------------

                        Prospectus dated April 1, 1998

SHAREHOLDER AND FUND EXPENSES
SHAREHOLDER TRANSACTION EXPENSES
-------------------------------------------------------------------------------

Sales Load (as a percentage of offering price)                           None
Dividend Reinvestment Fees                                               None


Range of Early Withdrawal Charges Imposed on Repurchase of
  Entire Account During the First Five Years (as a percentage of repurchase proceeds exclusive of all reinvestments and
  capital appreciation in the account)                               3.00%-0%

Annual Fund and Allocated Portfolio Operating Expenses (as a percentage of average daily net assets attributable to shares of beneficial interest)
-------------------------------------------------------------------------------
Investment Advisory Fee                                                 0.89%
Interest Payments on Borrowed Funds                                     0.01
Other Expenses (including administration fees of .25%)                  0.41
Total Annual Expenses                                                   1.31

EXAMPLE                                                                                1 year     3 years     5 years    10 years
---------------------------------------------------------------------------------------------------------------------------------
An investor would pay the following early withdrawal charge and expenses on a
  $1,000 investment, assuming (a) 5% annual return and (b) repurchase of the end
  of each period:                                                                       $43         $62         $72        $158
An investor would pay the following expenses on the same investment, assuming (a)
  5% annual return and (b) no repurchases:                                               13          42          72         158


NOTES: The Table and Example summarize the aggregate expenses of the Fund and the Portfolio and are designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. Information for the Fund is based on its expenses for the most recent fiscal year.


THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES SINCE FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Federal regulations require the Example to assume a 5% annual return, but actual return will vary. For further information regarding the expenses of the Fund and the Portfolio, see "The Fund's Financial Highlights", "Management of the Fund and the Portfolio", "How to Buy Shares" and "Fund Repurchase Offers".

No early withdrawal charge is imposed on (a) shares purchased more than four years prior to the acceptance for repurchase, (b) shares acquired through the reinvestment of distributions and (c) any appreciation in value of other shares in the account (see "Fund Repurchase Offers").

The Investment Advisory and Administration Fees are based upon a percentage of the Portfolio's average daily gross assets, which were approximately the same as its average daily net assets for the fiscal year ended December 31, 1997.

The Fund invests exclusively in the Portfolio. Other investment companies and investors with different distribution arrangements and fees are investing in the Portfolio. See "Organization of the Fund and the Portfolio".

THE FUND'S FINANCIAL HIGHLIGHTS


The following information should be read in conjunction with the audited financial statements that appear in the Fund's annual report to shareholders. The Fund's financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, as experts in accounting and auditing. The financial statements and the independent auditors' report are incorporated by reference into the Statement of Additional Information. Further information regarding the performance of the Fund is contained in its annual report to shareholders which may be obtained without charge by contacting the Principal Underwriter.

                                                                 Year Ended December 31,
                       -------------------------------------------------------------------------------------------------------------
                         1997        1996        1995       1994       1993        1992        1991          1990        1989(a)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of year    $   9.9900  $  10.0100  $  10.0200   $10.0300   $10.0200  $   9.9600  $   9.9700     $  10.0000  $  10.0000
                      ----------  ----------  ----------   --------   --------  ----------  ----------     ----------  ----------
Income (loss) from operations:
  Net investment
    income(d)         $   0.6756  $   0.6837  $   0.7694   $ 0.5966   $ 0.4970  $   0.5415  $   0.7500     $   0.9505  $   0.3535
  Net realized and
    unrealized gain
    (loss) on
    investments           --    +    (0.0208)     0.0112    (0.0059)    0.0258      0.0575   (0.0035)(b)    (0.0305)     --
                      ----------  ----------  ----------   --------   --------  ----------  ----------     ----------  ----------
    Total income
      from investment
      operations      $   0.6756  $   0.6629  $   0.7806   $ 0.5907   $ 0.5228  $   0.5990  $   0.7465     $   0.9200  $   0.3535
                      ----------  ----------  ----------   --------   --------  ----------  ----------     ----------  ----------
Less distributions:
  From net investment
   income             $  (0.6756) $  (0.6829) $  (0.7695)  $(0.5966)  $(0.5110) $  (0.5296) $  (0.7522)    $  (0.9500) $  (0.3535)
  In excess of net
    investment
    income(i)             --          --          --        (0.0041)    --          --          --             --          --
  From net realized
    gain on
    investments           --          --         (0.0211)    --         --         (0.0094)    (0.0043)        --          --
  In excess of net
    realized gain on
    investments(i)        --          --          --         --        (0.0018)     --          --             --          --
                      ----------  ----------  ----------   --------   --------  ----------  ----------     ----------  ----------
    Total
     distributions    $  (0.6756) $  (0.6829) $  (0.7906)  $(0.6007)  $(0.5128) $  (0.5390) $  (0.7565)    $  (0.9500) $  (0.3535)
                      ----------  ----------  ----------   --------   --------  ----------  ----------     ----------  ----------
Net asset value, end
  of year             $   9.9900  $   9.9900  $  10.0100   $10.0200   $10.0300  $  10.0200  $   9.9600     $   9.9700  $  10.0000
                      ==========  ==========  ==========   ========   ========  ==========  ==========     ==========  ==========
Total Return(c)            6.98%       6.84%        8.1%       6.1%       5.3%        6.2%        7.8%           9.6%        3.6%
Ratios/Supplemental Data(e):
 Net assets,
   end of year
   (000 omitted)      $1,909,266  $1,611,735  $1,092,186   $611,588   $683,393  $1,011,006  $1,694,332     $2,095,692  $1,751,363
  Ratio of operating
    expenses to
    average daily
    net assets(d)          1.31%       1.35%       1.45%      1.63%      1.55%       1.44%       1.37%          1.43%       1.30%(h)
  Ratio of interest
    expense to
    average daily
    net assets(d)          0.01%       0.04%       0.16%      0.21%      0.22%       0.18%       0.16%         --          --
  Ratio of net
    investment
    income to
    average daily
    net assets             6.76%       6.81%       7.57%      5.95%      4.98%       5.33%       7.42%          9.48%       8.52%(h)
Portfolio Turnover
  of the Fund(f)          --          --              5%        60%        37%         26%         16%            43%         18%
Portfolio Turnover
  of the Portfolio           81%         75%         39%     --         --          --          --             --          --

    LEVERAGE ANALYSIS
                                                 Average Daily       Average Weekly
     Borrowings by the                              Balance             Balance
    Fund from Issuance       Amount of Debt         of Debt            of Shares       Average Amount of
       of Commercial         Outstanding at       Outstanding         Outstanding        Debt Per Share
    Paper -- Year Ended       End of Year         During Year         During Year         During Year
---------------------------------------------------------------------------------------------------------
     December 31, 1991        $    --             $34,893,000         189,758,055           $0.1839
     December 31, 1992         39,764,710          37,304,000         132,343,142            0.2819
     December 31, 1993         17,981,224          24,585,000          85,859,000            0.2863
     December 31, 1994         20,403,169          10,236,000          63,465,000            0.1613
     December 31, 1995(g)          --               9,688,000          62,118,000            0.1560

                                                   (footnotes on following page)

+   Represents less than $0.0001 per share.
(a) For the period from the start of business, August 4, 1989, to December 31, 1989.
(b) The per share amount is not in accord with the net realized and unrealized gain for the period because of the timing of sales of Fund shares and the amount of per share realized and unrealized gains and losses at such time.
(c) Total return is calculated assuming a purchase at the net asset value on the first day and a sale at the net asset value on the last day of each period reported. Distributions, if any, are assumed to be reinvested at the net asset value on the payable date. Total return is computed on a non-annualized basis.
(d) Includes the Fund's share of the Portfolio's allocated expenses subsequent to February 22, 1995.
(e) For the year ended December 31, 1991, and for the period from the start of business, August 4, 1989, to December 31, 1989, the expenses related to the operation of the Fund were reduced by a reduction of the investment advisory fee. Had such action not been taken, the ratios would have been as follows:

                                                     Year Ended December 31,
                                                   ----------------------------
                                                       1991          1989(a)
                                                   ----------------------------
    Ratios (as a percentage of average daily
      net assets):
    Operating expenses                                1.40%          1.34%(h)
    Interest expense                                  0.16%            --
    Net investment income                             7.39%          8.48%(h)

(f) Portfolio Turnover represents the rate of portfolio activity for the period while the Fund was making investments directly in securities.
(g) The Leverage Analysis is for the period from January 1, 1995 to February 21, 1995, when the Fund transferred the Commercial Paper program to the Portfolio.
(h) Computed on an annualized basis.
(i) During the year ended December 31, 1993, the Fund adopted Statement of Position (SOP) 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The SOP requires that differences in the recognition or classification of income between the financial statement and tax earnings and profits that result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or accumulated net realized gains.

THE FUND'S INVESTMENT OBJECTIVE


Eaton Vance Prime Rate Reserves' investment objective is to provide as high a level of current income as is consistent with the preservation of capital, by investing in a portfolio primarily of senior secured floating rate loans. The Fund currently seeks to achieve its objective by investing its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end, non-diversified investment company with the same investment objective as the Fund. There is no assurance that the Fund's objective will be achieved. An investment in shares of the Fund is not a complete investment program.

The Portfolio's investment adviser is Boston Management and Research (the "Investment Adviser" or "BMR"), a wholly-owned subsidiary of Eaton Vance Management ("Eaton Vance"), and Eaton Vance is the administrator (the "Administrator") of the Fund. The offices of the Investment Adviser and the Administrator are located at 24 Federal Street, Boston, MA 02110.


INVESTMENT POLICIES AND RISKS

The Portfolio will invest primarily in senior secured floating rate loans, and also in other institutionally traded senior secured floating rate debt obligations (collectively, "Loans"). Under normal market conditions, the Portfolio will invest at least 80% of its total assets in interests in Loans ("Loan Interests"). These Loans are made primarily to U.S. companies or their affiliates or issuers of asset-backed interests (collectively, "Borrowers") and have floating interest rates. Up to 20% of the Portfolio's total assets may be held in cash, invested in investment grade short-term debt obligations, and invested in interests in Loans that are unsecured ("Unsecured Loans"). See "Other Investment Policies" below.


The Loans in which the Portfolio acquires Loan Interests will, in the judgment of BMR, be in the category of senior debt of the Borrower and will generally hold the most senior position in the capitalization structure of the Borrower. Loans will consist primarily of direct obligations of U.S. companies or their affiliates undertaken to finance a capital restructuring or in connection with recapitalizations, acquisitions, leveraged buy-outs, refinancings or other financially leveraged transactions. Such Loans may include those made to a Borrower for the purpose of acquiring ownership or control of a company, whether as a purchase of equity or of assets, or for a leveraged recapitalization with no change in ownership. Except for Unsecured Loans, each Loan will be secured by collateral which BMR believes to have a market value, at the time of acquiring the Loan Interest, that equals or exceeds the principal amount of the Loan. The Loans will typically have a stated term of five to eight years. However, since the Loans typically amortize principal over their stated life and are frequently prepaid, their effective maturity is expected to be two to three years. The Portfolio will attempt to maintain a portfolio of Loan Interests that will have a dollar weighted average period to next interest rate adjustment of approximately 90 days or less. As of March 1, 1998, the Portfolio had a dollar weighted average period to adjustment of approximately 46 days.

The Portfolio will purchase Loan Interests only if, in BMR's judgment, the Borrower can meet debt service on the Loan. In addition, a Borrower must meet other criteria established by BMR and deemed by it to be appropriate to the analysis of the Borrower, the Loan and the Loan Interest. Most Loan Interests in which the Portfolio invests are not currently rated by any nationally recognized rating service. The primary consideration in selecting such Loan Interests for investment by the Portfolio is the creditworthiness of the Borrower. The quality ratings assigned to other debt obligations of a Borrower are generally not a material factor in evaluating Loans in which the Portfolio may acquire a Loan Interest, since such obligations will typically be subordinated to the Loans and be unsecured. Instead, BMR will perform its own independent credit analysis of the Borrower in addition to utilizing information prepared and supplied by the Agent (as defined below) or other participants in the Loans. Such analysis will include an evaluation of the industry and business of the Borrower, the management and financial statements of the Borrower, and the particular terms of the Loan and the Loan Interest which the Portfolio may acquire. BMR's analysis will continue on an ongoing basis for any Loan Interest purchased and held by the Portfolio. No assurance can be given regarding the availability at acceptable prices of Loan Interests that satisfy the Portfolio's investment criteria.


A Loan in which the Portfolio may acquire a Loan Interest is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a lending syndicate of financial institutions. The Agent typically administers and enforces the loan on behalf of the other lenders in the syndicate. In addition, an institution, typically but not always the Agent (the "Collateral Bank"), holds any collateral on behalf of the lenders. The Collateral Bank must be a qualified custodian under the Investment Company Act of 1940, as amended (the "1940 Act"). These Loan Interests generally take the form of direct interests acquired during a primary distribution and may also take the form of participation interests in, assignments of, or novations of a Loan acquired in secondary markets. Such Loan Interests may be acquired from U.S. or foreign commercial banks, insurance companies, finance companies or other financial institutions who have made loans or are members of a lending syndicate or from other holders of Loan Interests. The Portfolio may also acquire Loan Interests under which the Portfolio derives its rights directly from the Borrower. Such Loan Interests are separately enforceable by the Portfolio against the Borrower and all payments of interest and principal are typically made directly to the Portfolio from the Borrower. In the event that the Portfolio and other lenders become entitled to take possession of shared collateral, it is anticipated that such collateral would be held in the custody of a Collateral Bank for their mutual benefit. The Portfolio may not act as an Agent, a Collateral Bank, a guarantor or sole negotiator or structurer with respect to a Loan.

BMR also analyzes and evaluates the financial condition of the Agent and, in the case of Loan Interests in which the Portfolio does not have privity with the Borrower, those institutions from or through whom the Portfolio derives its rights in a Loan (the "Intermediate Participants"). The Portfolio will invest in Loan Interests only if the outstanding debt obligations of the Agent and Intermediate Participants, if any, are, at the time of investment, investment grade, i.e., (a) rated BBB or better by Standard and Poor's Ratings Group ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's"); or (b) rated A-2 by S&P or P-2 by Moody's; or (c) determined to be of comparable quality by BMR.


The Portfolio may from time to time acquire Loan Interests in transactions in which the current yield to the Portfolio exceeds the stated interest rate on the Loan. These Loan Interests are referred to herein as "Discount Loan Interests" because they are usually acquired at a discount from their nominal value or with a facility fee that exceeds the fee traditionally received in connection with the acquisition of Loan Interests. The Borrowers with respect to such Loans may have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of credit restructuring. The Portfolio may acquire Discount Loan Interests in order to realize an enhanced yield or potential capital appreciation when BMR believes that such Loan Interests are undervalued by the market due to an excessively negative assessment of a Borrower's creditworthiness or an imbalance between supply and demand.

From time to time BMR and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in Loans to or acquire such interests from the Portfolio or may be Intermediate Participants with respect to Loans in which the Portfolio owns interests. Such banks may also act as Agents for Loans in which the Portfolio owns interests.


RISK FACTORS

BMR expects the Fund's net asset value to be relatively stable during normal market conditions because the Portfolio's assets will consist primarily of interests in floating rate Loans and of short-term instruments. Accordingly, the value of the Portfolio's assets may fluctuate significantly less as a result of interest rate changes than would a portfolio of fixed-rate obligations. Nevertheless, a default in a Loan in which the Portfolio owns a Loan Interest, a material deterioration of a Borrower's perceived or actual creditworthiness or a sudden and extreme increase in prevailing interest rates may cause a decline in the Fund's net asset value. Conversely, a sudden and extreme decline in interest rates could result in an increase in the Fund's net asset value. The Fund is not a money market fund and its net asset value will fluctuate, reflecting any fluctuations in the Portfolio's net asset value.

Investments in Loan Interests by the Portfolio bear certain risks common to investing in many secured debt instruments of nongovernmental issuers, including the risk of nonpayment of principal and interest by the Borrower, that Loan collateral may become impaired, that any losses will be proportionate to the degree of Loan Interest diversification and Borrower industry concentration, and that the Portfolio may obtain less than full value for Loan Interests sold because they are illiquid.

CREDIT RISK. Loan Interests are primarily dependent upon the creditworthiness of the Borrower for payment of interest and principal. The nonreceipt of scheduled interest or principal on a Loan Interest may adversely affect the income of the Portfolio or the value of its investments, which may in turn reduce the amount of dividends or the net asset value of the shares of the Fund. The Portfolio's ability to receive payment of principal of and interest on a Loan Interest also depends upon the creditworthiness of any institution interposed between the Portfolio and the Borrower. To reduce credit risk, BMR actively manages the Portfolio as described above. For information regarding the status of holdings of the Portfolio, see the Fund's financial statements.

Loan Interests in Loans made in connection with leveraged buy-outs, recapitalizations and other highly leveraged transactions are subject to greater credit risks than many of the other Loan Interests in which the Portfolio may invest. As of the date of this Prospectus, such Loan Interests constituted substantially all of the Portfolio's Loan Interests. These credit risks include the possibility of a default on the Loan or bankruptcy of the Borrower. The value of such Loan Interests are subject to a greater degree of volatility in response to interest rate fluctuations and may be less liquid than other Loan Interests.

The Portfolio may acquire interests in Loans which are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. The Portfolio may also invest in Loan Interests of Borrowers who have obtained bridge loans from other parties. A Borrower's use of bridge loans involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

Although Loans in which the Portfolio invests will generally hold the most senior position in the capitalization structure of the Borrowers, the capitalization of many Borrowers will include non-investment grade subordinated debt. During periods of deteriorating economic conditions, a Borrower may experience difficulty in meeting its payment obligations under such bonds and other subordinated debt obligations. Such difficulties may detract from the Borrower's perceived or actual creditworthiness or its ability to obtain financing to cover short-term cash flow needs and may force the Borrower into bankruptcy or other forms of credit restructuring.

COLLATERAL IMPAIRMENT. Loans (excluding Unsecured Loans) will be secured unless
(i) the value of the collateral declines below the amount of the Loans, (ii) the Portfolio's security interest in the collateral is invalidated for any reason by a court or (iii) the collateral is partially or fully released under the terms of the Loan Agreement as the creditworthiness of the Borrower improves. There is no assurance that the liquidation of collateral would satisfy the Borrower's obligation in the event of nonpayment of scheduled interest or principal, or that collateral could be readily liquidated. The value of collateral generally will be determined by reference to financial statements of the Borrower, an independent appraisal performed at the request of the Agent at the time the Loan was initially made, the market value of such collateral (e.g., cash or securities) if it is readily ascertainable and/or by other customary valuation techniques considered appropriate in the judgment of BMR. Collateral is generally valued on the basis of the Borrower's status as a going concern and such valuation may exceed the immediate liquidation value of the collateral.

Collateral may include (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. To the extent that collateral consists of the stock of the Borrower's subsidiaries or other affiliates, the Portfolio will be subject to the risk that this stock will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Loan to be undercollateralized or unsecured. In most credit agreements there is no formal requirement to pledge additional collateral. In the case of Loans made to non-public companies, the company's shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In addition, the Portfolio may invest in Loans guaranteed by, or fully secured by assets of, such shareholders or owners, even if the Loans are not otherwise collateralized by assets of the Borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Loan. On occasions when such stock cannot be pledged, the Loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Loan. However, the Borrower's ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of Loans and, indirectly, Loan Interests.

If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Portfolio's security interest in the Loan collateral or subordinate the Portfolio's rights under the Loan to the interests of the Borrower's unsecured creditors. Such action by a court could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the Loan collateral to the Portfolio. For Loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Loan were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Portfolio's security interest in Loan collateral. If the Portfolio's security interest in Loan collateral is invalidated or the Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Portfolio would be able to recover the full amount of the principal and interest due on the Loan.


DIVERSIFICATION. The Fund and the Portfolio have each registered with the Commission as a "non-diversified" investment company. As a result, the Fund and the Portfolio are required to comply only with the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Because the Portfolio may invest a relatively high percentage of its assets in the obligations of a limited number of issuers, the value of the Portfolio's investments will be more affected by any single adverse economic, political or regulatory occurrence than will the value of the investments of a diversified investment company. It is the Portfolio's current intention not to invest more than 10% of its total assets in Loans of any single Borrower. The Portfolio may invest more than 10% (but not more than 25%) of its total assets in Loan Interests for which the same Intermediate Participant is interposed between the Borrower and the Portfolio.

ILLIQUID INSTRUMENTS. Most Loan Interests are not readily marketable and may be subject to legal and contractual restrictions on resale. The Portfolio's ability to dispose of a Loan Interest may be reduced to the extent that there has been a perceived or actual deterioration in the creditworthiness of an individual Borrower or the creditworthiness of Borrowers in general, or by events that reduce the level of confidence in the market for Loan Interests. The Portfolio has no limitation on the amount of its investments which can be not readily marketable or subject to restrictions on resale. Such investments may affect the Portfolio's ability to realize its net asset value in the event of a liquidation of its assets. The Trustees of the Fund will consider the liquidity of the Portfolio's investments in determining the amount of quarterly repurchase offers.

BORROWINGS AND LEVERAGE

The Portfolio may from time to time (i) borrow money on a secured or unsecured basis at variable or fixed rates, and (ii) issue indebtedness such as commercial paper, bonds, debentures, notes or similar obligations or instruments. BMR expects that the Portfolio will do so to remain fully invested, after accounting for anticipated cash infusions from the prepayment of Loans and the sale of Fund shares and cash outflows from the fulfillment of settlement obligations (including the funding of revolving Loan Interests) and the repurchase of Fund shares. The Portfolio may also borrow and issue debt for the purpose of acquiring additional income-producing investments when it believes that the interest payments and other costs with respect to such borrowings or indebtedness will be exceeded by the anticipated total return (a combination of income and appreciation) on such investments. Successful use of a leveraging strategy depends on BMR's ability to predict correctly interest rates and market movements. There is no assurance that a leveraging strategy will be successful.

As prescribed by the 1940 Act, the Portfolio will be required to maintain specified asset coverages of at least 300% with respect to any bank borrowing or issuance of indebtedness immediately following any such borrowing or issuance and on an ongoing basis as a condition of declaring dividends and repurchasing shares. The Portfolio's inability to make distributions as a result of these requirements could cause the Fund to fail to qualify as a regulated investment company and/or subject the Fund to income or excise taxes. The Portfolio may be required to dispose of portfolio investments on unfavorable terms if market fluctuations or other factors reduce the required asset coverage to less than the prescribed amount. The Portfolio may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. The issuance of additional classes of debt involves offering expenses and other costs and may limit the Portfolio's freedom to pay dividends or to engage in other activities. Any such borrowing or debt issuance is a speculative technique in that it will increase the Portfolio's exposure to capital risk. The Portfolio may also borrow for temporary, extraordinary or emergency purposes.

OTHER INVESTMENT POLICIES

As stated above, up to 20% of the Portfolio's total assets may be held in cash, invested in short-term debt obligations, and invested in interests in Loans that are unsecured. The Portfolio will invest in only those Unsecured Loans that have been determined by BMR to have a credit quality at least equal to that of the collateralized Loans in which the Portfolio primarily invests. Should the Borrower of an Unsecured Loan default on its obligation there will be no specific collateral on which the Portfolio can foreclose, although the Borrower will typically have assets believed by BMR at the time of purchase of the Unsecured Loans to exceed the amount of the Loan. The short-term debt obligations in which the Portfolio may invest include, but are not limited to, interests in senior Unsecured Loans with a remaining maturity of one year or less ("Short-Term Loans"), certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities and repurchase agreements. The credit quality of Short-Term Loans must be determined by BMR to be at least equal to that of the Portfolio's investments in Loans. All of such other debt instruments will be investment grade (i.e., rated Baa, P-3 or better by Moody's or BBB, A-3 or better by S&P or, if unrated, determined by BMR to be of comparable quality). Securities rated Baa, BBB, P-3 or A-3 are considered to have adequate capacity for payment of principal and interest, but are more susceptible to adverse economic conditions. Securities rated BBB or Baa (or comparable unrated securities) have speculative characteristics. Also, the capacity of their issuers to make principal and interest payments would be weakened by changes in economic conditions or other circumstances to a greater extent than for issuers of higher grade bonds. Downgraded securities may be retained by the Portfolio. Pending investment of the proceeds of Fund sales by the Portfolio or when BMR believes that investing for defensive purposes (such as during abnormal market or economic conditions) is appropriate, more than 20% of the Portfolio's total assets may be temporarily held in cash or in the short-term debt obligations described above.


Although the Portfolio generally holds Loan Interests only in Loans for which the Agent and Intermediate Participants, if any, are banks, it may acquire Loan Interests from non-bank financial institutions and in Loans originated, negotiated and structured by non-bank financial institutions, if such Loan Interests conform to the credit requirements described above. As these other types of Loan Interests are developed and offered to investors, BMR will, consistent with the Portfolio's investment objective, policies and quality standards, and in accordance with applicable custody and other requirements of the 1940 Act, consider making investments in such Loan Interests. Also, the Portfolio has acquired and may continue to acquire warrants and other equity securities as part of a unit combining Loan Interests and equity securities of the Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Portfolio's purchase of a Loan Interest. The Portfolio may also acquire equity securities issued in exchange for a Loan or issued in connection with the debt restructuring or reorganization of a Borrower, or if such acquisition, in the judgment of BMR, may enhance the value of a Loan or would otherwise be consistent with the Portfolio's investment policies.

The Portfolio will limit its investments to those which are eligible for purchase by national banks for their own portfolios. The conditions and restrictions governing the purchase of Fund shares by national banks are set forth in the U.S. Comptroller of the Currency's Banking Circular 220. Subject to such conditions and restrictions, national banks may acquire Fund shares for their own investment portfolio.

FOREIGN INVESTMENTS. The Portfolio may also acquire U.S. dollar denominated Loan Interests in Loans which are made to non-U.S. Borrowers in developed countries; provided, however, that any such Borrower meets the credit standards established by BMR for U.S. Borrowers, and no more than 35% of its net assets are invested in Loan Interests of such Borrowers. Investing in Loan Interests of non-U.S. Borrowers involves certain special considerations, which are not typically associated with investing in U.S. Borrowers. Since foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers, there may be less publicly available information about a foreign company than about a domestic company. There is generally less government supervision and regulation of financial markets and listed companies than in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions. As of the date of this Prospectus, approximately 1% of the Portfolio's assets were invested in Loan Interests of non-U.S. Borrowers. The Portfolio has no current intention to invest more than 10% of its net assets in such Loan Interests.


INTEREST RATE SWAPS. In order to attempt to protect the value of the Portfolio's assets from interest rate fluctuations and to maintain a dollar weighted average period to next interest rate adjustment of approximately 90 days or less, the Portfolio may enter into interest rate swaps. The Portfolio intends to use interest rate swaps as a hedge and not as a speculative investment and will typically use interest rate swaps to shorten the average time to interest rate reset of the Portfolio. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interest, e.g., an exchange of fixed rate payments for floating rate payments. The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. BMR has had limited experience in the use of interest rate swaps but has utilized other types of hedging techniques. If BMR is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would be less favorable than what it would have been if this investment technique were never used. The Portfolio has not engaged in such transactions and has no current intention to invest more than 5% of its net assets in such transactions.

REPURCHASE AGREEMENTS. The Portfolio may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement the Portfolio buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Portfolio's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date is usually within seven days of the original purchase date. In all cases, BMR must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy of the other party to a repurchase agreement, the Portfolio might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Portfolio purchased may have declined, the Portfolio could experience a loss. To date, the Portfolio has not engaged in repurchase agreements.

CERTAIN INVESTMENT RESTRICTIONS AND POLICIES. The Fund and the Portfolio have adopted certain fundamental investment restrictions and policies which are enumerated in detail in the Statement of Additional Information and which may not be changed unless authorized by a shareholder and an interestholder vote, respectively. Among these fundamental restrictions, the Portfolio may not purchase any security if, as a result of such purchase, 25% or more of the Portfolio's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry; provided that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies enumerated in the Fund's Statement of Additional Information, the investment objective and policies of the Fund and the Portfolio are not fundamental policies and accordingly may be changed by the Trustees of the Fund and the Portfolio without obtaining the approval of the Fund's shareholders or the interestholders in the Portfolio, as the case may be.


YIELD AND PERFORMANCE INFORMATION


The rate of interest payable on Loans is established as the sum of a base lending rate plus a specified spread. These base lending rates are generally the London InterBank Offered Rate ("LIBOR"), the Prime Rate of a designated U.S. bank, the Certificate of Deposit ("CD") rate of a designated U.S. bank or another base lending rate used by commercial lenders. The Prime Rate is the rate banks typically use as a base for a wide range of loans to individuals and midsize and small businesses. LIBOR is the rate typically used by banks worldwide as a base for loans to large commercial and industrial companies. A Borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals. The interest rate on Prime Rate- based Loans floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based Loans is periodically reset with reset periods typically ranging from 30 to 180 days. At the time of acquisition of a Loan Interest, the Portfolio may also receive an upfront facility fee.

The yield on a Loan Interest held by the Portfolio will primarily depend on the terms of the underlying Loan and the base lending rate chosen by the Borrower initially and on subsequent dates specified in the applicable loan agreement. Under normal market conditions, the relationship between the Prime Rate and the other possible base lending rates is reasonably stable, and Loans are structured with appropriate spreads over the base rates so that the income earned by the Portfolio is approximately the same no matter which alternative the Borrower selects. During such periods when the Portfolio is fully invested, the yield of the Fund may approximate the average Prime Rate of leading U.S. banks as published in The Wall Street Journal. When the traditional spread between the Prime Rate and other base lending rates widens, the Fund will be unable to achieve such a yield. Such has been the case since February 1991. Currently, the Borrowers with respect to over 90% of the value of Loans held by the Portfolio have selected LIBOR as the base lending rate for such Loans, which has caused the Fund's yield to be below the Prime Rate. BMR believes the present wide differential is unusual and hopes that if the long-term relationship between the Prime Rate and LIBOR is restored the Fund can achieve a yield approximating the Prime Rate. However, there is not yet evidence that this will occur by the end of 1998 or thereafter.

From time to time, the Fund may quote current yield based on a specific one-month period. Current yield is calculated by dividing the net investment income per share earned during a recent 30-day period by the maximum offering price per share of the Fund on the last day of the period and annualizing the resulting figure. Yield will fluctuate from time to time and is not necessarily representative of future results. Advertisements and communications to present or prospective shareholders may also cite a total return for any period. Total return will be calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a subsequent date. The difference divided by the original net asset value is the total return. The calculation of the Fund's total return reflects the effect of compounding inasmuch as all dividends and disributions are assumed to be reinvested in additional shares of the Fund at net asset value. In addition, the calculation of total return and current yield may not reflect the imposition of any early withdrawal charges. If the fees or expenses of the Fund or the Portfolio are waived or reimbursed, the Fund's performance will be higher. Information about the performance of the Fund or other investments should not be considered a representation of future Fund performance.


ORGANIZATION OF THE FUND AND THE PORTFOLIO


The Fund is organized as a business trust established under Massachusetts law pursuant to a Declaration of Trust dated May 2, 1989, as amended, and is registered under the 1940 Act. The Trustees of the Fund are responsible for the overall management and supervision of its affairs. The Fund currently has one class of shares of beneficial interest which may be issued in an unlimited number by the Trustees. Each share represents an equal proportionate beneficial interest in the Fund and, when issued and outstanding, the shares are fully paid and nonassessable by the Fund and may be repurchased only as described under "Fund Repurchase Offers". There are no annual meetings of shareholders, but special meetings may be held as required by law to elect or remove Trustees and consider certain other matters. Shareholders are entitled to one vote for each full share held. Fractional shares may be voted proportionately. Shares have no preemptive or conversion rights and are freely transferable. In the event of liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.


The Fund's Declaration of Trust may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under "Anti-Takeover Provisions"), except that the Declaration of Trust may be amended by the Trustees to change the name of the Fund, to make such other changes as do not have a materially adverse effect on the rights or interests of shareholders and to conform the Declaration of Trust to applicable federal laws or regulations. The Fund may be terminated (i) upon the merger or consolidation with or sale of the Fund's assets to another company, if approved by the holders of two-thirds of the outstanding shares of the Fund, except that if the Trustees recommend such transaction, the approval by vote of the holders of a majority of the outstanding shares will be sufficient, or (ii) upon liquidation and distribution of the assets of the Fund, if approved by the holders of two-thirds of the Fund's outstanding shares, except that if the Trustees recommend such transaction, the approval by vote of the holders of a majority of the outstanding shares will be sufficient. If not so terminated, the Fund may continue indefinitely.


ANTI-TAKEOVER PROVISIONS. The Fund presently has certain anti-takeover provisions in its Declaration of Trust which are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure. As indicated above, a two-thirds vote is required for certain transactions. The affirmative vote or consent of the holders of two-thirds of the shares of the Fund (a greater vote than that required by the 1940 Act and, in some cases, greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Fund from a closed-end to an open-end investment company (except that if the Trustees recommend such conversion, the approval by vote of the holders of a majority of the outstanding shares will be sufficient) and the affirmative vote or consent of the holders of three-quarters of the shares of the Fund is required to authorize any of the following transactions (the "Transactions"):
(i) merger or consolidation of the Fund with or into any corporation; (ii) issuance of any securities of the Fund to any person or entity for cash; (iii) sale, lease or exchange of all or any substantial part of the assets of the Fund to any entity or person (except assets having an aggregate fair market value of less than $1,000,000 or assets sold in the ordinary course of business); or (iv) sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000) if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding shares of the Fund. However, such vote or consent will not be required with respect to the Transactions if the Board of Trustees under certain conditions approves the Transaction. Further, the provisions of the Fund's Declaration of Trust relating to conversion of the Fund to an open-end investment company, the Transactions, the merger or consolidation with or sale of the Fund's assets, and the liquidation and distribution of the Fund's assets may not be amended without the affirmative vote or consent of two-thirds of the outstanding shares of the Fund. Reference is made to the Declaration of Trust of the Fund, on file with the Commission, for the full text of these provisions.

The foregoing provisions will make more difficult the conversion of the Fund to an open-end investment company and the consummation of the Transactions without the Trustees' approval, and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices, in the event that a secondary market for the Fund shares does develop, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid.

MASTER-FEEDER STRUCTURE. The Trustees of the Fund have considered the advantages and disadvantages of investing the assets of the Fund in the Portfolio, as well as the advantages and disadvantages of the two-tier format. The Trustees believe that the structure may offer opportunities for growth in the assets of the Portfolio, and may afford the potential for economies of scale for the Fund.The other investors in the Portfolio will affect its liqudity, and therefore, could reduce the amount of the Fund's repurchase offers.

THE PORTFOLIO IS ORGANIZED AS A TRUST UNDER THE LAWS OF THE STATE OF NEW YORK AND INTENDS TO BE TREATED AS A PARTNERSHIP FOR FEDERAL TAX PURPOSES. In addition to selling an interest to the Fund, the Portfolio may sell interests to other affiliated and non-affiliated investment companies or institutional investors. Such investors will invest in the Portfolio on the same terms and conditions and will pay a proportionate share of the Portfolio's expenses. However, the other investors investing in the Portfolio are not required to sell their shares at the same public offering price as the Fund due to variations in sales commissions and other operating expenses. Therefore, these differences may result in differences in returns experienced by investors in the various funds that may invest in the Portfolio. Such differences in returns are also present in other fund structures, including mutual funds that have multiple classes of shares. Information regarding other pooled investment entities or funds which invest in the Portfolio may be obtained by contacting the Principal Underwriter.

Whenever the Fund as an investor in the Portfolio is requested to vote on matters pertaining to the Portfolio (other than the termination of the Portfolio's business, which may be determined by the Trustees of the Portfolio without investor approval), the Fund will hold a meeting of Fund shareholders and will vote its interest in the Portfolio for or against such matters proportionately to the instructions to vote for or against such matters received from Fund shareholders. The Fund shall vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. Other investors in the Portfolio may alone or collectively acquire sufficient voting interests in the Portfolio to control matters relating to the operation of the Portfolio, which may require the Fund to withdraw its investment in the Portfolio or take other appropriate action. Any such withdrawal could result in a distribution "in kind" of portfolio Loans and noncash assets (as opposed to a cash distribution from the Portfolio). If Loans and noncash assets are distributed, the Fund could incur brokerage, tax or other charges in converting them to cash. In addition, the distribution in kind may result in a less diversified portfolio of investments and will adversely affect the liquidity of the Fund.

In the event the Fund withdraws all of its assets from the Portfolio, or the Board of Trustees of the Fund determines that the investment objective of the Portfolio is no longer consistent with the investment objective of the Fund, the Trustees would consider what action might be taken, including investing the assets of the Fund in another pooled investment entity or retaining an investment adviser to manage the Fund's assets in accordance with its investment objective. The Fund's investment performance may be affected by a withdrawal of all of its assets (or the assets of another investor in the Portfolio) from the Portfolio.

MANAGEMENT OF THE FUND AND THE PORTFOLIO


The Portfolio engages BMR, a wholly-owned subsidiary of Eaton Vance, to act as its investment adviser under an Investment Advisory Agreement (the "Advisory Agreement"). Under the general supervision of the Portfolio's Board of Trustees, BMR will carry out the investment and reinvestment of the assets of the Portfolio, will furnish continuously an investment program with respect to the Portfolio, will determine which securities should be purchased, sold or exchanged, and will implement such determinations. BMR will furnish to the Portfolio investment advice and office facilities, equipment and personnel for servicing the investments of the Portfolio. BMR will compensate all Trustees and officers of the Portfolio who are members of the BMR organization and who render investment services to the Portfolio, and will also compensate all other BMR personnel who provide research and investment services to the Portfolio. In return for these services, facilities and payments, the Portfolio has agreed to pay BMR as compensation under the Advisory Agreement a monthly fee in the amount of 19/240 of 1% (equivalent to 0.95% annually) of the average daily gross assets of the Portfolio. Gross assets of the Portfolio shall be calculated by deducting all liabilities of the Portfolio except the principal amount of any indebtedness for money borrowed, including debt securities issued by the Portfolio.


The Trustees of the Portfolio have voted to accept a waiver of BMR's compensation so that the aggregate advisory fees paid by the Portfolio under the Advisory Agreement during any fiscal year or portion thereof after the Fund begins to invest its assets in the Portfolio will not exceed on an annual basis:
(a) 0.95% of average daily gross assets of the Portfolio up to and including $1 billion; (b) 0.90% of average daily gross assets in excess of $1 billion up to and including $2 billion; and (c) 0.85% of average daily gross assets in excess of $2 billion. The Portfolio paid BMR advisory fees equivalent to 0.89% of the Portfolio's average daily gross assets for the fiscal year ended December 31, 1997.

Eaton Vance, its affiliates and predecessor companies have been managing assets of individuals and institutions since 1924 and managing investment companies since 1931. BMR or Eaton Vance currently serves as the investment adviser to investment companies and various individual and institutional clients with combined assets under management of approximately $22 billion, of which approximately $18 billion is in investment companies, including over $4 billion in the Portfolio. Eaton Vance is a wholly-owned subsidiary of Eaton Vance Corp., a publicly-held holding company which through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities. The Principal Underwriter is a wholly-owned subsidiary of Eaton Vance.


Scott H. Page and Payson F. Swaffield have acted as co-portfolio managers of the Portfolio since August 1, 1996. Mr. Page has been a Vice President of Eaton Vance and BMR since 1992 and an employee of Eaton Vance since 1989. Mr. Swaffield has been a Vice President of Eaton Vance and BMR since 1992 and an employee of Eaton Vance since 1990.

The Fund, the Portfolio and BMR have adopted Codes of Ethics relating to personal securities transactions. The Codes permit Eaton Vance personnel to invest in securities (including securities that may be purchased or held by the Portfolio) for their own accounts, subject to certain pre-clearance, reporting and other restrictions and procedures contained in such Codes.


The Fund has engaged Eaton Vance to act as its administrator under an Administration Agreement (the "Administration Agreement"). Under the Administration Agreement, Eaton Vance is responsible for managing the business affairs of the Fund, subject to the supervision of the Fund's Board of Trustees. Eaton Vance will furnish to the Fund all office facilities, equipment and personnel for administering the affairs of the Fund. Eaton Vance will compensate all Trustees and officers of the Fund who are members of the Eaton Vance organization and who render executive and administrative services to the Fund, and will also compensate all other Eaton Vance personnel who perform management and administrative services for the Fund. Eaton Vance's administrative services include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Trustees' and shareholders' meetings, providing services in connection with quarterly repurchase offers and other administrative services necessary to conduct the Fund's business. In return for these services, facilities and payments, the Fund pays Eaton Vance as compensation under the Administration Agreement a monthly fee in the amount of 1/48 of 1% (equivalent to 0.25% annually) of the average daily gross assets of the Portfolio attributable to the Fund. In calculating the gross assets of the Portfolio, all liabilities of the Portfolio shall be deducted except the principal amount of any indebtedness for money borrowed, including debt securities issued by the Portfolio. For the fiscal year ended December 31, 1997, the amount of administration fees paid by the Fund to Eaton Vance was equal to 0.25% (annually) of the average daily gross assets of the Portfolio attributable to the Fund.

Like most investment companies, the Fund and the Portfolio rely on computers in conducting daily business and processing information. There is a concern that on January 1, 2000 some computer programs will be unable to recognize the new year and as a consequence computer malfunctions will occur. The Administrator is taking steps that it believes are reasonably designed to address this potential problem and to obtain satisfactory assurance from other service providers to the Fund and Portfolio that they are also taking steps to address the issue. There can, however, be no assurance that these steps will be sufficient to avoid any adverse impact on the Fund, the Portfolio or shareholders.

The Portfolio and the Fund, as the case may be, will each be responsible for all of its respective costs and expenses not expressly stated to be payable by BMR under the Advisory Agreement, by Eaton Vance under the Administration Agreement or by the Principal Underwriter under its Distribution Agreement.

VALUING SHARES

THE FUND VALUES ITS SHARES ONCE ON EACH DAY THE NEW YORK STOCK EXCHANGE (THE "EXCHANGE") IS OPEN FOR TRADING, as of the close of regular trading on the Exchange (normally 4:00 p.m. New York time). The Fund's net asset value per share is detemined by IBT Fund Services (Canada) Inc. (as agent for the Fund) in the manner authorized by the Trustees of the Fund. IBT Fund Services (Canada) Inc. is a subsidiary of Investors Bank & Trust Company ("IBT"), the Fund's and the Portfolio's custodian. The Fund will be closed for business and will not price its shares on the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Net asset value is computed by dividing the value of the Fund's total assets, less its liabilities by the number of shares outstanding. Because the Fund invests its assets in an interest in the Portfolio, the Fund's net asset value will reflect the value of its interest in the Portfolio (which, in turn, reflects the underlying value of the Portfolio's assets and liabilities).

The Portfolio's net asset value is also determined as of the close of regular trading on the Exchange by IBT Fund Services (Canada) Inc. (as agent for the Portfolio) in the manner authorized by the Trustees of the Portfolio. Net asset value is computed by determining the value of the Portfolio's total assets (the loans and securities it holds plus any cash or other assets, including interest accrued but not yet received), and subtracting all of the Portfolio's liabilities (including the outstanding principal amount of any indebtedness issued and any unpaid interest thereon).


Because Loan Interests are not actively traded in a public market, BMR, following procedures established by the Portfolio's Trustees, will value the Loan Interests held by the Portfolio at fair value. In valuing a Loan Interest, BMR will consider relevant factors, data, and information, including: (i) the characteristics of and fundamental analytical data relating to the Loan Interest, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate of the Loan Interest, the terms and conditions of the Loan and any related agreements, and the position of the Loan in the Borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Portfolio's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the Borrower, based on an evaluation of its financial condition, financial statements and information about the Borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for the Loan Interest, including price quotations (if considered reliable) for and trading in the Loan Interest and interests in similar Loans and the market environment and investor attitudes towards the Loan Interest and interests in similar Loans; (v) the reputation and financial condition of the Agent and any Intermediate Participants in the Loan; and (vi) general economic and market conditions affecting the fair value of the Loan Interest.


HOW TO BUY SHARES

The Fund is engaged in a continuous public offering of its shares at net asset value without an initial sales charge. The Fund does not currently intend to list its shares on any national securities exchange. The Principal Underwriter will make payments from its own assets at the rate of 3.0% of the dollar amount of the shares being purchased to certain financial service firms who have sales agreements with the Principal Underwriter ("Authorized Firms").

From time to time the Fund may suspend the continuous offering of its shares. During any such suspension, shareholders who reinvest their distributions in additional shares will be permitted to continue such reinvestments, and the Fund may permit tax sheltered retirement plans which own shares to purchase additional shares of the Fund. The Fund may also refuse any order for the purchase of shares.

HOW TO BUY SHARES FOR CASH. Investors may purchase shares of the Fund through Authorized Firms at the net asset value per share of the Fund next determined after an order is effective. Pursuant to its Distribution Agreement with the Principal Underwriter, the Fund has authorized the Principal Underwriter to distribute its shares on a "best efforts" basis through Authorized Firms. An Authorized Firm may charge its customers a fee in connection with transactions executed by that Firm.

An initial investment in the Fund must be at least $5,000 ($2,000 in the case of Individual Retirement Accounts). Once an account has been established, the investor may send investments of $50 or more at any time directly to the Fund's Transfer Agent as follows: First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123. See "Eaton Vance Shareholder Services".

If the shares remain outstanding for at least one year from the date of their original purchase, the Principal Underwriter will compensate the Authorized Firms at an annual rate, paid quarterly, equal to .10% for the second year, .15% for the third year, .20% for the fourth year, .25% for the fifth year and .30% for the sixth year and subsequent years, of the value of Fund shares sold by such Authorized Firms and remaining outstanding. Compensation paid to Authorized Firms at the time of purchase and the quarterly payments mentioned above do not represent an additional expense to shareholders since such payments will be made from BMR's, the Principal Underwriter's and Eaton Vance's own assets, which may include amounts received by the Principal Underwriter as early withdrawal charges, amounts received by BMR under its Advisory Agreement with the Portfolio and amounts received by Eaton Vance under its Administration Agreement with the Fund. For the fiscal year ended December 31, 1997, the Principal Underwriter made compensation payments to Authorized Firms in the aggregate amount of approximately $13,283,130. The compensation paid to Authorized Firms and the Principal Underwriter, including the compensation paid at the time of purchase, the quarterly payments mentioned above, any additional incentives mentioned below, and the early withdrawal charge, if any, will not in the aggregate exceed the applicable limit (currently 8%), unless the approval of the National Association of Securities Dealers, Inc. ("NASD") has been received.


The Principal Underwriter may also, from time to time, at its own expense, provide additional cash incentives to Authorized Firms which employ registered representatives who sell a minimum dollar amount of the Fund's shares and/or shares of other funds distributed by the Principal Underwriter. Upon NASD approval, the Principal Underwriter may provide non-cash incentives to Authorized Firms.


ACQUIRING FUND SHARES IN EXCHANGE FOR SECURITIES. IBT, as escrow agent, will receive securities acceptable to Eaton Vance, as Administrator, in exchange for Fund shares at their net asset value as determined above. The minimum value of securities (or securities and cash) accepted for deposit is $5,000. Securities accepted will be sold on the day of their receipt or as soon thereafter as possible. The number of Fund shares to be issued in exchange for securities will be the aggregate proceeds from the sale of such securities, divided by the applicable net asset value per Fund share on the day such proceeds are received. Eaton Vance will use reasonable efforts to obtain the then current market price for such securities but does not guarantee the best available price. Eaton Vance will absorb any transaction costs, such as commissions, on the sale of the securities.


Securities determined to be acceptable should be transferred via book entry or physically delivered, in proper form for transfer, through the Principal Underwriter or an Authorized Firm, together with a completed and signed Letter of Transmittal in approved form (available from the Principal Underwriter or Authorized Firms), as follows:


IN THE CASE OF BOOK ENTRY:                                     IN THE CASE OF PHYSICAL DELIVERY:
Deliver through Depository Trust Co.                           Investors Bank & Trust Company
Broker #2212                                                   Attention: Eaton Vance Prime Rate Reserves
Investors Bank & Trust Company                                 Physical Securities Processing Settlement Area
For A/C Eaton Vance Prime Rate Reserves                        200 Clarendon Street
                                                               Boston, MA 02116

Investors who are contemplating an exchange of securities for shares, or their representatives, must contact Eaton Vance to determine whether the securities are acceptable before forwarding such securities. Eaton Vance reserves the right to reject any securities. Exchanging securities for shares may create a taxable gain or loss. Each investor should consult his or her tax adviser with respect to the particular federal, state and local tax consequences of exchanging securities.

USE OF PROCEEDS. As of the date of this Prospectus, the net proceeds from the sale of the Fund's shares currently outstanding were approximately $2 billion, all of which was invested in the Portfolio. Proceeds from the continuous offering of Fund shares will be used to increase the Fund's interest in the Portfolio. Pending investment in Loan Interests, the proceeds will be held by the Portfolio in cash or invested in investment grade short-term debt obligations.

FUND REPURCHASE OFFERS

As a matter of fundamental policy which cannot be changed without shareholder approval, the Fund is required in the months of FEBRUARY, MAY, AUGUST and NOVEMBER, to offer to repurchase at least 5% and up to 25% of its shares. Under normal market conditions, the Trustees expect to authorize a 25% offer. (The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so.) The repurchase price will be the net asset value determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Under normal circumstances, it is expected that net asset value will be determined on the repurchase request deadline and payment for shares tendered will be made within 3 business days after such deadline. During the period the offer to repurchase is open shareholders may obtain the current net asset value by calling 1-800-225-6265, option 2 (fund #32).

At least 21 days prior to the repurchase request deadline the Fund will mail written notice to each shareholder setting forth the number of shares the Fund will repurchase, the repurchase request deadline and other terms of the offer to repurchase, and the procedures for shareholders to follow to request a repurchase. THE REPURCHASE REQUEST DEADLINE WILL BE STRICTLY OBSERVED. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate shares until a subsequent repurchase offer.

If more shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated, to increase the number of shares to be repurchased by 2% of the Fund shares outstanding; if there are still more shares tendered than are offered for repurchase, shares will be repurchased on a pro-rata basis. Thus, shareholders may be unable to liquidate all or a given percentage of their shares and some shareholders may tender more shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Shareholders may withdraw shares tendered for repurchase at any time prior to the repurchase request deadline.

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Portfolio through repurchases without offsetting new sales may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Portfolio to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Portfolio. The Portfolio may borrow to meet repurchase obligations which entails certain risks and costs. See "Borrowings and Leverage". The Portfolio may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Loan Interests and reduce the Fund's value.

The Fund may suspend or postpone a repurchase offer only: (A) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (B) for any period during which the Exchange or any market in which the securities owned by the Portfolio are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (C) for any period during which an emergency exists as a result of which disposal by the Portfolio of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Portfolio or Fund fairly to determine the value of its net assets; or (D) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

EARLY WITHDRAWAL CHARGE. An early withdrawal charge to recover distribution expenses will be charged in connection with most shares held for less than four years which are accepted by the Fund for repurchase pursuant to repurchase offers. The early withdrawal charge will be imposed on those shares accepted for repurchase the amount of which exceeds the aggregate value at the time the repurchase is accepted of (a) all shares in the account purchased more than four years prior to such acceptance, (b) all shares in the account acquired through reinvestment of distributions, and (c) the increase, if any, in the value of all other shares in the account (namely those purchased within the four years preceding the acceptance) over the purchase price of such shares. The early withdrawal charge will be paid to the Principal Underwriter. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of shares. Any early withdrawal charge which is required to be imposed will be made in accordance with the following schedule:

Year of Repurchase
After Purchase                                Early Withdrawal Charge
------------------------------------------------------------------------
First                                                  3.00%
Second                                                 2.50%
Third                                                  2.00%
Fourth                                                 1.00%
Fifth and following                                       0%

No early withdrawal charge will be imposed on shares purchased on or after January 27, 1995 and repurchased following the death of all beneficial owners of such shares, provided the redemption is requested within one year of death (a death certificate and other applicable documents may be required). At the time of acceptance of the repurchase offer, the shareholder must notify the Transfer Agent either directly or through the Principal Underwriter that the early withdrawal charge should be waived. Such waiver, subject to confirmation of the investor's entitlement, will then be granted; otherwise, the waiver will be lost. No early withdrawal charge will be imposed on Fund shares sold to Eaton Vance, or its affiliates, or to their respective employees or clients. The early withdrawal charge will also be waived for shares repurchased as part of a required distribution from a tax-sheltered retirement plan, provided that the aggregate amount of such repurchase does not exceed 12% of the account balance. During the fiscal year ended December 31, 1997, the Principal Underwriter received approximately $2,929,000 in early withdrawal charges.

EXCHANGES: The Fund makes available to shareholders who are submitting shares for repurchase the privilege of exchanging Fund shares at net asset value for Class B shares of one or more open-end investment companies in the Eaton Vance Group of Funds or Eaton Vance Money Market Fund, which are subject to a contingent deferred sales charge, and shares of a money market fund sponsored by an Authorized Firm and approved by the Principal Underwriter (an "Authorized Firm fund"). Any such exchange will be made on the basis of the net asset value per share of each fund at the time of exchange. Exchange offers are available only in states where shares of the fund acquired may legally be sold. No early withdrawal charge will be imposed on shareholders choosing to exchange their Fund shares for shares of any such fund; however, the exchanging shareholder will continue to be subject to a charge in the event of a redemption of the shares acquired in the exchange. Shares of certain other funds advised or administered by Eaton Vance may be exchanged for shares of the Fund at net asset value per share, but subject to any restrictions or qualifications set forth in the current prospectus of any such fund. For purposes of calculating the early withdrawal or contingent deferred sales charge applicable to shares acquired in an exchange, the schedule of charges applicable to the shares at the time of purchase will apply and, the purchase of shares is deemed to have occurred at the time of the original purchase of the exchanged shares, except that time during which shares are held in an Authorized Firm fund will not be credited toward completion of the early withdrawal or contingent deferred sales charge period.


The prospectus for each fund describes its investment objectives and policies, and shareholders should obtain a prospectus and consider these objectives and policies carefully before requesting an exchange. Each exchange must involve shares which have a net asset value of at least $1,000. The exchange privilege may be changed or discontinued without penalty. Shareholders will be given sixty
(60) days' notice prior to any termination or material amendment of the exchange privilege. An exchange may result in a taxable gain or loss.


REPORTS TO SHAREHOLDERS

THE FUND WILL ISSUE TO ITS SHAREHOLDERS SEMI-ANNUAL AND ANNUAL REPORTS CONTAINING FINANCIAL STATEMENTS. Financial statements included in annual reports are audited by the independent accountants. Shortly after the end of each calendar year, shareholders will be furnished with information necessary for preparing federal and state tax returns.


THE LIFETIME INVESTING ACCOUNT/DISTRIBUTION OPTIONS


AFTER AN INVESTOR MAKES AN INITIAL PURCHASE OF SHARES, THE TRANSFER AGENT WILL SET UP A LIFETIME INVESTING ACCOUNT FOR THE INVESTOR ON THE FUND'S RECORDS. This account is a complete record of all transactions which at all times shows the balance of shares owned. Shares are held in non-certificated form by the Fund's Transfer Agent for the account of the shareholder. The Fund will not issue share certificates except upon request.

At least quarterly, shareholders will receive a statement showing complete details of any transaction and the current share balance in the account. THE LIFETIME INVESTING ACCOUNT ALSO PERMITS A SHAREHOLDER TO MAKE ADDITIONAL INVESTMENTS IN SHARES BY SENDING A CHECK FOR $50 OR MORE to the Transfer Agent.


Any questions concerning a shareholder's account or services available may be directed by telephone to EATON VANCE SHAREHOLDER SERVICES at 800-225-6265, extension 2, or in writing to the Transfer Agent, First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123 (please provide the name of the shareholder, the Fund and the account number).

THE FOLLOWING DISTRIBUTION OPTIONS WILL BE AVAILABLE TO ALL LIFETIME INVESTING ACCOUNTS and may be changed as often as desired by written notice to the Fund's dividend disbursing agent, First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123. The currently effective option will appear on each account statement.

SHARE OPTION -- Dividends and capital gains will be reinvested in additional shares.


INCOME OPTION -- Dividends will be paid in cash and capital gains will be reinvested in additional shares.


CASH OPTION -- Dividends and capital gains will be paid in cash.


The SHARE OPTION will be assigned if no other option is specified. Distributions, including those reinvested, will be reduced by any withholding required under federal income tax laws. If shareholder communications are returned by the United States Postal Service or other delivery service as not deliverable, the distribution option on the account will be automatically changed to the SHARE OPTION until such time as the shareholder selects a different option. No interest will accrue on amounts represented by uncashed distribution or repurchase checks.

DISTRIBUTION INVESTMENT OPTION. In addition to the distribution options set forth above, dividends and/or capital gains may be invested in additional shares of another Eaton Vance fund. Before selecting this option, a shareholder should obtain a prospectus of the other Eaton Vance fund and consider its objectives and policies carefully.


EATON VANCE SHAREHOLDER SERVICES


THE FUND OFFERS THE FOLLOWING SERVICES, WHICH ARE VOLUNTARY, INVOLVE NO EXTRA CHARGE, AND MAY BE CHANGED OR DISCONTINUED WITHOUT PENALTY AT ANY TIME. Full information on each of the services described below and an application, where required, is available from Authorized Firms or the Principal Underwriter. The cost of administering such services for the benefit of shareholders who participate in them is borne by the Fund as an expense to all shareholders.

INVEST-BY-MAIL -- FOR PERIODIC SHARE ACCUMULATION: Once the $5,000 minimum investment has been made, checks of $50 or more payable to the order of Eaton Vance Prime Rate Reserves may be mailed directly to the Transfer Agent, First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123 at any time -- whether or not distributions are reinvested. The name of the shareholder, the Fund and the account number should accompany each investment.


BANK AUTOMATED INVESTING -- FOR REGULAR SHARE ACCUMULATION: Once the $5,000 minimum investment has been made, cash investments of $50 or more may be made automatically each month or quarter from the shareholder's bank account.


REINVESTMENT PRIVILEGE: A shareholder whose shares have been repurchased pursuant to a repurchase offer may reinvest, with credit for any early withdrawal charge paid on the value of the repurchased shares, any portion or all of the repurchase proceeds (plus that amount necessary to acquire a fractional share to round off the purchase to the nearest full share) in shares of the Fund, provided that the reinvestment is effected within 60 days after such repurchase. For purposes of determining any early withdrawal charge upon acceptance of a subsequent repurchase offer, the shareholder's prior period of ownership will be included in this calculation. Shares are sold to a reinvesting shareholder at the next determined net asset value following timely receipt of a written purchase order by the Principal Underwriter or by the Fund (or by the Fund's Transfer Agent). The amount of any early withdrawal charge related to the prior purchase will be credited to the shareholder's account and also reinvested at the then current net asset value. A reinvesting shareholder may realize a gain or loss for federal tax purposes as a result of such prior sale in the repurchase offer, but to the extent that the shareholder realizes a loss upon a repurchase of shares by the Fund and the proceeds are reinvested in shares of the Fund (or other shares of the Fund are purchased through reinvestment of dividends or otherwise) within the period beginning 30 days before and ending 30 days after the date of the repurchase by the Fund, some or all of the loss generally will not be allowed as a tax deduction. Shareholders should consult their tax advisers.


TAX-SHELTERED RETIREMENT PLANS: Shares of the Fund are available for purchase in connection with certain tax-sheltered retirement plans. Detailed information concerning these plans, including certain exceptions to minimum investment requirements, and copies of the plans are available from the Principal Underwriter. This information should be read carefully and consultation with an attorney or tax adviser may be advisable. The information sets forth the service fee charged for retirement plans and describes the federal income tax consequences of establishing a plan. Participant accounting services (including trust fund reconciliation services) will be offered only through third party recordkeepers and not by the Principal Underwriter. Under all plans, distributions will be automatically reinvested in additional shares.


DISTRIBUTIONS AND TAXES

The Fund declares daily and distributes monthly substantially all of its investment company taxable income (consisting generally of taxable net investment income and net short-term capital gain, if any) and distributes annually net capital gain, if any (usually in December). Daily distribution crediting will commence on the business day after collected funds for the purchase of Fund shares are available at the Transfer Agent, even if orders to purchase shares had been placed with Authorized Firms. Investors who purchase shares shortly before the record date of a capital gain distribution will pay the full price for the shares and then receive some portion of the price back as a taxable distribution. The Fund's distributions will not qualify for the dividends-received deduction for corporations. The Fund expects distributions to consist primarily of investment company taxable income which is taxable to shareholders as ordinary income, whether paid in cash or additional shares of the Fund. Certain distributions paid in January will be taxable to shareholders as if received on December 31 of the prior year.

The repurchase of Fund shares may result in a taxable gain or loss to the redeeming shareholder, depending on whether the amount received is greater or less than such shareholder's adjusted tax basis in the shares. An exchange of shares of the Fund for shares of another Eaton Vance fund generally will have similar tax consequences. Different tax consequences may apply for tendering and nontendering shareholders in connection with a repurchase offer, and these consequences will be disclosed in the related offering documents. For example, it is possible that repurchases not treated as an exchange for federal income tax purposes might result in different tax characterizations of the distributions to tendering shareholders and in deemed distributions to non-tendering shareholders.

Taxable distributions to certain shareholders, including those who have not provided the Fund with their correct taxpayer identification number and other required certifications, may be subject to "backup" federal tax withholding of 31%.

The foregoing only summarizes some of the federal tax consequences to shareholders of investing in shares of the Fund, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors, individual retirement accounts and other retirement plans. Investors should consult their tax advisers.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                       Page                                                         Page
--------------------------------------------------------------------------------------------------------------------------
Additional Information about Investment Policies          2      Taxes                                                10
Investment Restrictions                                   3      Custodian                                            11
Trustees and Officers                                     5      Transfer and Dividend Paying Agent and Registrar     11
Control Persons and Principal Holders of Shares           7      Performance Information                              12
Investment Advisory and Other Services                    7      Other Information                                    13
Determination of Net Asset Value                          9      Auditors                                             14
Portfolio Trading                                        10      Financial Statements                                 15
--------------------------------------------------------------------------------------------------------------------------

[GRAPHIC OMITTED] Investing
EATON VANCE       for the
---------------   21st
   Mutual Funds   Century

------------------------------------------------------------------------------
Eaton Vance
Prime Rate Reserves


PROSPECTUS
APRIL 1, 1998


------------------------------------------------------------------------------
Investment Adviser of Senior Debt Portfolio
Boston Management and Research, 24 Federal Street, Boston, MA 02110

Administrator of Eaton Vance Prime Rate Reserves
Eaton Vance Management, 24 Federal Street, Boston, MA 02110

Principal Underwriter
Eaton Vance Distributors, Inc., 24 Federal Street, Boston, MA 02110
(800) 225-6265


Custodian
Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116


Transfer Agent
First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123
(800) 262-1122

Auditors
Deloitte & Touche LLP, 125 Summer Street, Boston, MA 02110

                                                                             PRP

                                                       STATEMENT OF
                                                       ADDITIONAL INFORMATION


                                                       April 1, 1998


                       EATON VANCE PRIME RATE RESERVES
                              24 Federal Street
                         Boston, Massachusetts 02110
                                (800) 225-6265

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TABLE OF CONTENTS


                                                                          Page

Additional Information about Investment Policies ......................    2
Investment Restrictions ...............................................    3
Trustees and Officers .................................................    5
Control Persons and Principal Holders of Shares .......................    7
Investment Advisory and Other Services ................................    7
Determination of Net Asset Value ......................................    9
Portfolio Trading .....................................................   10
Taxes .................................................................   10
Custodian .............................................................   11
Transfer and Dividend Paying Agent and Registrar ......................   11
Performance Information ...............................................   12
Other Information .....................................................   13
Auditors ..............................................................   14
Financial Statements ..................................................   15
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    THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS
AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY THE PROSPECTUS OF EATON VANCE PRIME RATE RESERVES (THE "FUND") DATED APRIL 1, 1998, AS SUPPLEMENTED FROM TIME TO TIME, WHICH IS INCORPORATED HEREIN BY REFERENCE. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH SUCH PROSPECTUS, A COPY OF WHICH MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING THE FUND'S PRINCIPAL UNDERWRITER, EATON VANCE DISTRIBUTORS, INC. (SEE BACK COVER FOR ADDRESS AND PHONE NUMBER).

    Capitalized terms used in this Statement of Additional Information and not otherwise defined have the meanings given them in the Fund's Prospectus.

               ADDITIONAL INFORMATION ABOUT INVESTMENT POLICIES

LENDING FEES. In the process of buying, selling and holding Loan Interests the Portfolio may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Portfolio buys a Loan Interest it may receive a facility fee and when it sells a Loan Interest it may pay a facility fee. On an ongoing basis, the Portfolio may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Loan. In certain circumstances, the Portfolio may receive a prepayment penalty fee upon the prepayment of a Loan by a Borrower. Other fees received by the Portfolio may include covenant waiver fees and covenant modification fees.


BORROWER COVENANTS. A Borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the Borrower and the lender or lending syndicate (the "Loan Agreement"). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific minimum financial ratios, and limits on total debt. In addition, the Loan Agreement may contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant which is not waived by the Agent, or by the lenders directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the lenders directly, as the case may be, has the right to call the outstanding Loan. The typical practice of an Agent or a lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower. In the case of a Loan Interest in the form of a participation interest, the agreement between the buyer and seller may limit the rights of the holder of the Loan Interest to vote on certain changes which may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of a Loan Interest will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

ADMINISTRATION OF LOANS. In a typical Loan the Agent administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions which are parties to the Loan Agreement. The Portfolio will generally rely upon the Agent or an Intermediate Participant to receive and forward to the Portfolio its portion of the principal and interest payments on the Loan. Furthermore, unless under the terms of a Participation Agreement the Portfolio has direct recourse against the Borrower, the Portfolio will rely on the Agent and the other members of the lending syndicate to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The seller of the Loan Interest usually does, but is often not obligated to, notify holders of Loan Interests of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Loan and other fees paid on a continuing basis. With respect to Loan Interests for which the Agent does not perform such administrative and enforcement functions, the Portfolio will perform such tasks on its own behalf, although a Collateral Bank will typically hold any collateral on behalf of the Portfolio and the other lenders pursuant to the applicable Loan Agreement.

    A financial institution's appointment as Agent may usually be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the Loan Agreement should remain available to holders of Loan Interests. However, if assets held by the Agent for the benefit of the Portfolio were determined to be subject to the claims of the Agent's general creditors, the Portfolio might incur certain costs and delays in realizing payment on a Loan Interest, or suffer a loss of principal and/or interest. In situations involving Intermediate Participants similar risks may arise.

PREPAYMENTS. The Loans in which the Portfolio acquires Loan Interests will usually require, in addition to scheduled payments of interest and principal, the prepayment of the Loan from free cash flow, as defined above. The degree to which Borrowers prepay Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among lenders, among others. As such, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Portfolio derives interest income will be reduced. However, the Portfolio may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee upon the purchase of a new Loan Interest with the proceeds from the prepayment of the former. Prepayments generally will not materially affect the Fund's performance because the Portfolio should be able to reinvest prepayments in other Loan Interests in floating rate Loans that have similar or identical yields and because receipt of such fees may mitigate any adverse impact on the Fund's yield.

INTEREST RATE SWAPS. The Portfolio may enter into interest rate swaps on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities. For example, if the Portfolio holds a Loan Interest with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset daily. Such a swap position would offset changes in the value of the Loan Interest because of subsequent changes in interest rates. This would protect the Portfolio from a decline in the value of the Loan Interest due to rising interest rates, but would also limit its ability to benefit from falling interest rates.

    The Portfolio will enter into interest rate swaps only on a net basis, i.e., the two payment streams are netted out, with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as these transactions are entered into for good faith hedging purposes and because a segregated account will be used, the Portfolio will not treat them as being subject to the Portfolio's borrowing restrictions. The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Portfolio's custodian. The Portfolio will not enter into any interest rate swap unless the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto is considered to be investment grade by BMR. If there is a default by the other party to such a transaction, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments which are traded in the interbank market.

    The Portfolio may enter into interest rate swaps only with respect to positions held in its portfolio. Interest rate swaps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Portfolio is contractually obligated to make or receive. Since interest rate swaps are individually negotiated, the Portfolio expects to achieve an acceptable degree of correlation between its rights to receive interest on Loan Interests and its rights and obligations to receive and pay interest pursuant to interest rate swaps.


    In the last decade, the federal agencies that regulate banking institutions subjected certain loans made in connection with highly leveraged transactions to increased scrutiny during bank examinations. Such regulatory action resulted in certain banks disposing of Loan Interests at low prices. If such regulatory action became likely again, banks might decide to reduce the amount of Loans to highly leveraged Borrowers, which might reduce the availability of Loans suitable for the Portfolio's ownership.


                           INVESTMENT RESTRICTIONS

    The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities, which as used in this Statement of Additional Information means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the shares are present or represented at the meeting or (b) more than 50% of the shares of the Fund. As a matter of fundamental policy the Fund may not:

    (1) Borrow money, except as permitted by the Investment Company Act of 1940;

    (2) Issue senior securities, as defined in the Investment Company Act of 1940, other than (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted by investment restriction (1) above;

    (3) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of Loan Interests, securities or other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

    (4) Underwrite securities issued by other persons, except insofar as it may technically be deemed to be an underwriter under the Securities Act of 1933 in selling or disposing of a portfolio investment;

    (5) Make loans to other persons, except by (a) the acquisition of Loan Interests, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (b) entering into repurchase agreements, and (c) lending its portfolio securities;

    (6) Purchase any security if, as a result of such purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for the purpose of this restriction); provided that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities;

    (7) Purchase or sell real estate, although it may purchase and sell securities which are secured by interests in real estate and securities of issuers which invest or deal in real estate. The Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; or

    (8) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices or other financial instruments.


    The Fund has no present intention of engaging in options or futures transactions or of issuing preferred shares.


    For the purpose of investment restriction (6), the Fund will consider all relevant factors in determining who is the issuer of the Loan Interest, including: the credit quality of the Borrower, the amount and quality of the collateral, the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements), the degree to which the credit of such interpositioned person was deemed material to the decision to purchase the Loan Interest, the interest rate environment, and general economic conditions applicable to the Borrower and such interpositioned person. In addition, with respect to restriction (6), the Fund will construe the phrase "more than 25%" to be "25% or more".


    The Fund, as a matter of fundamental policy which may not be changed without a vote of a majority of its outstanding voting securities and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the 1940 Act, shall make repurchase offers for its common shares of beneficial interest at periodic intervals of three months between repurchase request deadlines, such deadlines to be dates in the months of February, May, August and November determined by the Board of Trustees with the repurchase pricing date and time being not later than the close of business fourteen days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

    The Portfolio, as a matter of fundamental policy which may not be changed without a vote of a majority of its outstanding voting securities and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the 1940 Act, shall make repurchase offers for its interests at periodic intervals of three months to each holder of its interests between repurchase request deadlines, such deadlines to be dates determined by the Board of Trustees in the months when each such holder conducts its periodic repurchases with the repurchase pricing date and time being not later than the close of business fourteen days after the repurchase request deadline (or the next business day if the 14th day is not a business day).


    Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

    The Portfolio has adopted substantially the same fundamental investment restrictions as the foregoing investment restrictions adopted by the Fund; such restrictions cannot be changed without the approval of a "majority of the outstanding voting securities" of the Portfolio.

    The Fund and the Portfolio have each adopted the following nonfundamental investment policy which may be changed with respect to the Fund by the Trustees of the Fund without approval by the Fund's shareholders or may be changed with respect to the Portfolio by the Trustees of the Portfolio without the approval of the Fund or the Portfolio's other investors. As a matter of nonfundamental policy, neither the Fund nor the Portfolio may make short sales of securities or maintain a short position, unless at all times when a short position is open it either owns an equal amount of such securities or owns securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short.


    Whenever an investment policy or investment restriction set forth in the Prospectus or this Statement of Additional Information states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund's or the Portfolio's acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances will not compel the Fund or the Portfolio, as the case may be, to dispose of such security or other asset. Notwithstanding the foregoing, under normal market conditions the Fund and the Portfolio must take actions necessary to comply with the policy of investing at least 80% of total assets in interests in Loans. Moreover, the Fund and the Portfolio must always be in compliance with the borrowing policies set forth above.


                            TRUSTEES AND OFFICERS


    The Trustees and officers of the Fund and the Portfolio are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Unless otherwise noted, the business address of each Trustee and officer is 24 Federal Street, Boston, Massachusetts 02110, which is also the address of BMR, a wholly-owned subsidiary of Eaton Vance; Eaton Vance's parent, Eaton Vance Corp. ("EVC"); and of BMR's and Eaton Vance's trustee, Eaton Vance, Inc. ("EV"). Eaton Vance and EV are both wholly-owned subsidiaries of EVC. Those Trustees who are "interested persons" of the Fund or the Portfolio as defined in the 1940 Act by virtue of their affiliation with BMR, Eaton Vance, EVC or EV, are indicated by an asterisk(*).


                    TRUSTEES OF THE FUND AND THE PORTFOLIO


JAMES B. HAWKES (56), President and Trustee*
Chairman, President and Chief Executive Officer of BMR, Eaton Vance, EVC and EV, and Director of EVC and EV. Director or Trustee and officer of various investment companies managed by Eaton Vance or BMR.

DONALD R. DWIGHT (67), Trustee
President of Dwight Partners, Inc. (a corporate relations and communications company). Director or Trustee of various investment companies managed by Eaton Vance or BMR.
Address: Clover Mill Lane, Lyme, New Hampshire 03768

M. DOZIER GARDNER (64), Vice President and Trustee*
Vice Chairman of BMR, Eaton Vance, EVC and EV, and Director of EVC and EV.
  Director or Trustee and officer of various investment companies managed by Eaton Vance or BMR. Mr. Gardner was elected Vice President and Trustee of the Fund on December 16, 1991.

SAMUEL L. HAYES, III (63), Trustee
Jacob H. Schiff Professor of Investment Banking, Harvard University, Graduate
  School of Business Administration. Director or Trustee of various investment companies managed by Eaton Vance or BMR.
Address: Harvard University, Graduate School of Business Administration,
  Soldiers Field Road, Boston, Massachusetts 02163

NORTON H. REAMER (62), Trustee
Chairman of the Board and Chief Executive Officer, United Asset Management
  Corporation (a holding company owning institutional investment management firms); Chairman, President and Director of UAM Funds (mutual funds). Director or Trustee of various investment companies managed by Eaton Vance or BMR.
Address: One International Place, Boston, Massachusetts 02110

JOHN L. THORNDIKE (71), Trustee
Formerly Director of Fiduciary Company Incorporated. Director or Trustee of
  various investment companies managed by Eaton Vance or BMR.
Address: 175 Federal Street, Boston, Massachusetts 02110

JACK L. TREYNOR (68), Trustee
Investment Adviser and Consultant. Director or Trustee of various investment companies managed by Eaton Vance or BMR.
Address: 504 Via Almar, Palos Verdes Estates, California 90274


                    OFFICERS OF THE FUND AND THE PORTFOLIO


MICHEL NORMANDEAU (46), Vice President of the Portfolio
Assistant Manager -- Trust Services, The Bank of Nova Scotia Trust Company
  (Cayman) Limited. Officer of various investment companies managed by Eaton Vance or BMR. Mr. Normandeau was elected Vice President of the Portfolio on June 19, 1995.
Address: The Bank of Nova Scotia Trust Company (Cayman) Ltd., The Bank of Nova
  Scotia Building, P.O. Box 501, George Town, Grand Cayman, Cayman Islands, British West Indies.

RAYMOND O'NEILL (35), Vice President of the Portfolio
Managing Director of IBT Trust and Custodian Services (Ireland) Limited since
  January, 1995. Vice President, Atlantic Corporate Management Limited, Warwick, Bermuda (1991-1994). Officer of various investment companies managed by Eaton Vance or BMR.
Address: Earlsfort Terrace, Dublin 2, Ireland.

SCOTT H. PAGE (38), Vice President of the Portfolio
Vice President of BMR, Eaton Vance and EV. Mr. Page was elected Vice President of the Portfolio on October 18, 1996.

PAYSON F. SWAFFIELD (41), Vice President of the Portfolio
Vice President of BMR, Eaton Vance and EV. Mr. Swaffield was elected Vice
  President of the Portfolio on October 18, 1996.

JAMES L. O'CONNOR (52), Treasurer
Vice President of BMR, Eaton Vance and EV. Officer of various investment companies managed by Eaton Vance or BMR.

ALAN R. DYNNER (57), Secretary
Vice President and Chief Legal Officer of BMR, Eaton Vance, EVC and EV since
  November 1, 1996. Previously, he was a Partner of the law firm of Kirkpatrick & Lockhart LLP, New York and Washington, D.C., and was Executive Vice President of Neuberger & Berman Management, Inc., a mutual fund management company. Officer of various investment companies managed by Eaton Vance or BMR. Mr. Dynner was elected Secretary on June 23, 1997.

JANET E. SANDERS (62), Assistant Treasurer and Assistant Secretary
Vice President of BMR, Eaton Vance and EV. Officer of various investment companies managed by Eaton Vance or BMR.

A. JOHN MURPHY (35), Assistant Secretary
Assistant Vice President of BMR, Eaton Vance and EV since March 1, 1994;
  employee of Eaton Vance since March 1993. Officer of various investment companies managed by Eaton Vance or BMR. Mr. Murphy was elected Assistant Secretary of the Fund on March 27, 1995 and of the Portfolio on June 19, 1995.

ERIC G. WOODBURY (40), Assistant Secretary
Vice President of BMR, Eaton Vance and EV since February 1993. Officer of various investment companies managed by Eaton Vance or BMR. Mr. Woodbury was elected Assistant Secretary on June 19, 1995.


    Messrs. Hayes (Chairman), Reamer and Thorndike are members of the Special Committee of the Board of Trustees of the Fund and of the Portfolio. The purpose of the Special Committee is to consider, evaluate and make recommendations to the full Board of Trustees concerning (i) all contractual arrangements with service providers to the Fund and the Portfolio, including investment advisory (Portfolio only), administrative, transfer agency, custodial and fund accounting and distribution services, and (ii) all other matters in which Eaton Vance or its affiliates has any actual or potential conflict of interest with the Fund, the Portfolio or investors therein.

    The Nominating Committee of the Board of Trustees of the Fund and the Portfolio is comprised of four Trustees who are not "interested persons" as that term is defined under the 1940 Act ("noninterested Trustees"). The Committee has four-year staggered terms, with one member rotating off the Committee to be replaced by another noninterested Trustee. The purpose of the Committee is to recommend to the Board nominees for the position of noninterested Trustee and to assure that at least a majority of the Board of Trustees is independent of Eaton Vance and its affiliates.

    Messrs. Treynor (Chairman) and Dwight are members of the Audit Committee of the Board of Trustees of the Fund and of the Portfolio. The Audit Committee's functions include making recommendations to the Trustees regarding the selection of the independent certified public accountants, and reviewing matters relative to trading and brokerage policies and practices, accounting and auditing practices and procedures, accounting records, internal accounting controls, and the functions performed by the custodian, transfer agent and dividend disbursing agent of the Fund and of the Portfolio.


    Trustees of the Portfolio who are not affiliated with the Investment Adviser may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Trustees Deferred Compensation Plan (the "Trustees" Plan"). Under the Trustees' Plan, an eligible Trustee may elect to have his deferred fees invested by the Portfolio in the shares of one or more funds in the Eaton Vance Family of Funds, and the amount paid to the Trustees under the Trustees' Plan will be determined based upon the performance of such investments. Deferral of Trustees' fees in accordance with the Trustees' Plan will have a negligible effect on the Portfolio's assets, liabilities, and net income per share, and will not obligate the Portfolio to retain the services of any Trustee or obligate the Portfolio to pay any particular level of compensation to the Trustee. Neither the Portfolio nor the Fund has a retirement plan for its Trustees.

    Each interested Trustee and officer holds comparable positions with certain affiliates of BMR or with certain other funds of which BMR or Eaton Vance is the investment adviser or distributor.

    Messrs. Normandeau and O'Neill are not U.S. residents. It may be difficult to effect service of process within the U.S. or to realize judgments of U.S. courts upon them. It is uncertain whether courts in other countries would entertain original actions against them.

    The fees and expenses of the noninterested Trustees of the Fund and of the Portfolio are paid by the Fund and the Portfolio, respectively. (The Trustees of the Fund and the Portfolio who are members of the Eaton Vance organization receive no compensation from the Fund or the Portfolio). During the fiscal year ended December 31, 1997, the noninterested Trustees of the Fund and the Portfolio earned the following compensation in their capacities as Trustees of the Fund, the Portfolio and the funds in the Eaton Vance fund complex(1):

                          AGGREGATE         AGGREGATE         TOTAL COMPENSATION
                         COMPENSATION      COMPENSATION         FROM FUND AND
NAME                      FROM FUND       FROM PORTFOLIO         FUND COMPLEX
----                     ------------     --------------      -----------------
Donald R. Dwight .......     $701             $5,994(2)            $145,000(5)
Samuel L. Hayes, III ...      645              5,963(3)             155,000(6)
Norton H. Reamer .......      628              5,684                145,000
John L. Thorndike ......      657              5,910(4)             145,000(7)
Jack L. Treynor ........      705              6,277                150,000
------------
(1) As of January 1, 1998, the Eaton Vance fund complex consists of 159 registered investment companies or series thereof.
(2) Includes $2,651 of deferred compensation.
(3) Includes $2,051 of deferred compensation.
(4) Includes $5,910 of deferred compensation.
(5) Includes $45,000 of deferred compensation.
(6) Includes $38,750 of deferred compensation.
(7) Includes $107,925 of deferred compensation.

               CONTROL PERSONS AND PRINCIPAL HOLDERS OF SHARES

    As of February 27, 1998, the Trustees and officers of the Fund, as a group, owned in the aggregate less than 1% of the outstanding shares of the Fund. As of February 27, 1998, Merrill Lynch, Pierce, Fenner & Smith, Inc. of Jacksonville, FL, was the record owner of approximately 27.4% of the outstanding shares, which were held on behalf of their customers who are the beneficial owners of such shares, and as to which they had voting power under certain limited circumstances. To the knowledge of the Fund, no other person owned of record or beneficially 5% or more of the Fund's outstanding shares as of such date.


                    INVESTMENT ADVISORY AND OTHER SERVICES

    Eaton Vance, its affiliates and its predecessor companies have been managing assets of individuals and institutions since 1924 and managing investment companies since 1931. They maintain a large staff of experienced fixed-income and equity investment professionals to service the needs of their clients. The fixed-income division focuses on all kinds of taxable investment- grade and high-yield securities, tax-exempt investment-grade and high-yield securities, and U.S. Government securities. The equity division covers stocks ranging from blue chip to emerging growth companies.


    Eaton Vance and its affiliates act as adviser to a family of mutual funds, and individual and various institutional accounts, including corporations, hospitals, retirement plans, universities, foundations and trusts. Eaton Vance mutual funds feature international equities, domestic equities, tax-free municipal bonds, and U.S. government and corporate bonds. Lloyd George Management has advised Eaton Vance's international equity funds since 1992. Founded in 1991, Lloyd George is headquartered in Hong Kong with offices in London and Mumbai, India. It has established itself as a leader in investment management in Asian equities and other global markets. Lloyd George features an experienced team of investment professionals that began working together in the mid-1980s. Lloyd George analysts cover East Asia, the India subcontinent, Russia and Eastern Europe, Latin America, Australia and New Zealand from offices in Hong Kong, London and Mumbai. Together Eaton Vance and Lloyd George manage over $22 billion in assets. Eaton Vance mutual funds are distributed by the Principal Underwriter both within the United States and offshore.


    The Principal Underwriter believes that an investment professional can provide valuable services to you to help you reach your investment goals. Meeting investment goals requires time, objectivity and investment savvy. Before making an investment recommendation, a representative can help you carefully consider your short- and long-term financial goals, your tolerance for investment risk, your investment time frame, and other investments you may already own. Your professional investment representatives are knowledgeable about financial markets, as well as the wide range of investment opportunities available. A representative can help you decide when to buy, sell or persevere with your investments. A professional investment representative can provide you with tailored financial advice.


    Prior to the close of business on February 21, 1995 (when the Fund transferred substantially all of its assets to the Portfolio in exchange for an interest in the Portfolio), the Fund retained Eaton Vance as its investment adviser. For the period January 1, 1995 to February 21, 1995, the Fund paid Eaton Vance advisory fees aggregating $877,603, which was equal to 0.95% (annualized) of the Fund's average daily gross assets for such period. For the period from the start of business, February 22, 1995, to the year ended December 31, 1995, the Portfolio paid BMR advisory fees aggregating $8,544,646 which was equal to 0.94% (annualized) of the Portfolio's average daily gross assets for such period. For the fiscal year ended December 31, 1996, the Portfolio paid BMR advisory fees aggregating $21,643,760 which was equal to 0.91% of the Portfolio's average daily gross assets. For the fiscal year ended December 31, 1997, the Portfolio paid BMR advisory fees aggregating $31,751,900 which was equal to 0.89% of the Portfolio's average daily gross assets. As at December 31, 1997, the gross assets of the Portfolio were $4,035,071,925. BMR's fee waiver described in the Prospectus is indefinite, but could be removed or changed upon agreement of BMR and the Portfolio's Board of Trustees at any time.

    For the fiscal years ended December 31, 1997, 1996 and 1995, the Fund paid Eaton Vance administration fees of $4,386,074, $3,457,475 and $2,020,807, respectively, which was equal to 0.25% of the average daily gross assets of the Portfolio attributable to the Fund for each fiscal year.


    IBT Trust Company (Cayman), Ltd. maintains the Portfolio's principal office and certain of its records and provides administrative assistance in connection with meetings of the Portfolio's Trustees and interestholders.


    The Portfolio and the Fund, as the case may be, will each be responsible for all of its respective costs and expenses not expressly stated to be payable by BMR under the Advisory Agreement with the Portfolio, by Eaton Vance under the Administration Agreement with the Fund or by the Principal Underwriter under its Distribution Agreement with the Fund. Such costs and expenses to be borne by the Portfolio and the Fund, as the case may be, include, without limitation: custody and transfer agency fees and expenses, including those incurred for determining net asset value and keeping accounting books and records; expenses of pricing and valuation services; the cost of share certificates; membership dues in investment company organizations; expenses of acquiring, holding and disposing of securities and other investments; fees and expenses of registering under the securities laws and governmental fees; expenses of reports to shareholders and investors, proxy statements and other expenses of shareholders' or investors' meetings; insurance premiums; printing and mailing expenses; interest, taxes and corporate fees; legal and accounting expenses; compensation and expenses of Trustees not affiliated with BMR or Eaton Vance; expenses of conducting repurchase offers for the purpose of repurchasing Portfolio interests or Fund shares; and investment advisory and administration fees. The Portfolio and the Fund will also each bear expenses incurred in connection with any litigation in which the Portfolio or the Fund, as the case may be, is a party and any legal obligation to indemnify its respective officers and Trustees with respect thereto, to the extent not covered by insurance.

    The Portfolio's Advisory Agreement continues in effect from year to year so long as such continuance is approved at least annually (i) by the vote of a majority of the noninterested Trustees of the Portfolio cast in person at a meeting specifically called for the purpose of voting on such approval and (ii) by the Trustees of the Portfolio or by vote of a majority of the outstanding interests of the Portfolio. The Fund's Administration Agreement continues in effect from year to year so long as such continuance is approved at least annually by the vote of a majority of the Fund's Trustees. Each agreement may be terminated at any time without penalty on sixty (60) days' written notice by the Trustees of the Fund or the Portfolio, as the case may be, BMR or Eaton Vance, as applicable, or by vote of the majority of the outstanding shares of the Fund or interests of the Portfolio, as the case may be. Each agreement will terminate automatically in the event of its assignment. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund or the Portfolio under such agreements on the part of Eaton Vance or BMR, as applicable, Eaton Vance or BMR will not be liable to the Fund or the Portfolio, as applicable, for any loss incurred, to the extent not covered by insurance.

    BMR is a wholly-owned subsidiary of Eaton Vance. Eaton Vance and EV are both wholly-owned subsidiaries of EVC. BMR and Eaton Vance are both Massachusetts business trusts, and EV is the trustee of BMR and Eaton Vance. The Directors of EV are M. Dozier Gardner, James B. Hawkes and Benjamin A. Rowland, Jr. The Directors of EVC consist of the same persons and John G. L. Cabot, John M. Nelson and Ralph Z. Sorenson. Mr. Hawkes is chairman, president and chief executive officer and Mr. Gardner is vice chairman of EVC, BMR, Eaton Vance and EV. All of the issued and outstanding shares of Eaton Vance and EV are owned by EVC. All of the issued and outstanding shares of BMR are owned by Eaton Vance. All shares of the outstanding Voting Common Stock of EVC are deposited in a Voting Trust, the Voting Trustees of which are Messrs. Gardner, Hawkes, Rowland and Alan R. Dynner, Thomas E. Faust, Jr., William M. Steul and Wharton P. Whitaker. The Voting Trustees have unrestricted voting rights for the election of Directors of EVC. All of the outstanding voting trust receipts issued under said Voting Trust are owned by certain of the officers of BMR and Eaton Vance who are also officers or officers and Directors of EV and EVC. As of March 31, 1998, Messrs. Gardner and Hawkes each owned 24% of such voting trust receipts, Messrs. Rowland and Faust owned 15% and 13%, respectively, and Messrs. Dynner, Steul and Whitaker owned 8% of such voting trust receipts. Messrs. Gardner, Hawkes and Dynner are officers or Trustees of the Fund and/or the Portfolio and are members of the EVC, BMR, Eaton Vance and EV organizations. Messrs. Murphy, O'Connor, Page, Swaffield and Woodbury and Ms. Sanders are officers of the Fund and/or the Portfolio and are members of the BMR, Eaton Vance and EV organizations.

    Eaton Vance owns all of the stock of Northeast Properties, Inc., which is engaged in real estate investment. EVC owns all of the stock of Fulcrum Management, Inc. and MinVen Inc., which are engaged in precious metal mining venture investment and management. EVC also owns approximately 21% of the Class A shares of Lloyd George Management (B.V.I.) Limited, a registered investment adviser. EVC, Eaton Vance, BMR and EV may also enter into other businesses.


    EVC and its affiliates and their officers and employees from time to time have transactions with various banks, including the custodian of the Fund and the Portfolio, IBT. It is Eaton Vance's opinion that the terms and conditions of such transactions were not and will not be influenced by existing or potential custodial or other relationships between the Fund or the Portfolio and such banks.

                       DETERMINATION OF NET ASSET VALUE


    Each investor in the Portfolio, including the Fund, may add to or reduce its investment in the Portfolio on each day the Exchange is open for trading ("Portfolio Business Day") as of the close of regular trading on the Exchange (the "Portfolio Valuation Time"). The value of each investor's interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, determined on the prior Portfolio Business Day, which represented that investor's share of the aggregate interests in the Portfolio on such prior day. Any additions or withdrawals (which would be made pursuant to Portfolio repurchase offers) for the current Portfolio Business Day will then be recorded. Each investor's percentage of the aggregate interest in the Portfolio will then be recomputed as a percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of any additions to or withdrawals from the investor's investment in the Portfolio on the current Portfolio Business Day and
(ii) the denominator of which is the aggregate net asset value of the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of the net additions to or withdrawals from the aggregate investment in the Portfolio on the current Portfolio Business Day by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio for the current Portfolio Business Day.


    Non-Loan Portfolio holdings (other than short term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the average of the last quoted bid price and asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

    Short-term obligations which mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Portfolio was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Portfolio was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued by the Portfolio at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees of the Portfolio.

                              PORTFOLIO TRADING

    Specific decisions to purchase or sell securities for the Portfolio are made by employees of BMR who are appointed and supervised by its senior officers. Such employees may serve other clients of BMR in a similar capacity. Changes in the Portfolio's investments are reviewed by the Board.

    The Portfolio will acquire Loan Interests from major international banks, selected domestic regional banks, insurance companies, finance companies and other financial institutions. In selecting financial institutions from which Loan Interests may be acquired, BMR will consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. While these financial institutions are generally not required to repurchase Loan Interests which they have sold, they may act as principal or on an agency basis in connection with the Portfolio's disposition of Loan Interests.


    Other fixed-income obligations which may be purchased and sold by the Portfolio are generally traded in the over-the-counter market on a net basis (i.e., without commission) through broker-dealers or banks acting for their own account rather than as brokers, or otherwise involve transactions directly with the issuers of such obligations. The Portfolio may also purchase fixed-income and other securities from underwriters, the cost of which may include undisclosed fees and concessions to the underwriters. While it is anticipated that the Portfolio will not pay significant brokerage commissions, on occasion it may be necessary or desirable to purchase or sell a security through a broker on an agency basis, in which case the Portfolio will incur a brokerage commission. Although spreads or commissions on portfolio transactions will, in the judgment of BMR, be reasonable in relation to the value of the services provided, spreads or commissions exceeding those which another firm might charge may be paid to firms who were selected to execute transactions on behalf of the Portfolio and BMR's other clients for providing brokerage and research services to BMR. The Portfolio paid no brokerage commissions during its last three fiscal years.

    The frequency of portfolio purchases and sales, known as the "turnover rate," will vary from year to year. The Portfolio's turnover rate for the fiscal years ended December 31, 1996 and 1997 were 75% and 81%, respectively.


    Securities considered as investments for the Portfolio may also be appropriate for other investment accounts managed by BMR or its affiliates. Whenever decisions are made to buy or sell securities by the Portfolio and one or more of such other accounts simultaneously, BMR will allocate the security transactions (including "hot" issues) in a manner which it believes to be equitable under the circumstances. As a result of such allocations, there may be instances where the Portfolio will not participate in a transaction that is allocated among other accounts. If an aggregated order cannot be filled completely, allocations will generally be made on a pro rata basis. An order may not be allocated on a pro rata basis where, for example: (i) consideration is given to portfolio managers who have been instrumental in developing or negotiating a particular investment; (ii) consideration is given to an account with specialized investment policies that coincide with the particulars of a specific investment; (iii) pro rata allocation would result in odd-lot or de minimis amounts being allocated to a portfolio or other client; or (iv) where BMR reasonably determines that departure from a pro rata allocation is advisable. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Portfolio from time to time, it is the opinion of the Trustees of the Trust and the Portfolio that the benefits from the BMR organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

                                    TAXES


    The Fund is treated as a separate corporation, and intends to qualify each year as a Regulated Investment Company ("RIC"), under the Code to avoid federal income tax. Accordingly, the Fund intends to satisfy certain requirements relating to sources of its income and diversification of its assets and to distribute a sufficient amount of its investment company taxable income so as to effect such qualification. The Fund may also distribute part or all of its net investment income and net realized capital gains in accordance with the timing requirements imposed by the Code, so as to reduce or avoid any federal income or excise tax to the Fund.

    Because the Fund invests its assets in the Portfolio, the Portfolio normally must satisfy the applicable source of income and diversification requirements in order for the Fund to satisfy them, and the Portfolio intends to do so. For federal income tax purposes, the Portfolio intends to be treated as a partnership that is not a "publicly traded partnership" and, as a result, will not be subject to federal income tax. The Fund, as an investor in the Portfolio, will be required to take into account in determining its federal income tax liability its share of the Portfolio's income, gains, losses, deductions, and credits, without regard to whether it has received any cash distributions from the Portfolio.

    The Portfolio will allocate at least annually among its investors, including the Fund, each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss, deduction or credit. For purposes of applying the requirements of the Code regarding qualification as a RIC, the Fund (i) will be deemed to own its proportionate share of each of the assets of the Portfolio and (ii) will be entitled to the gross income of the Portfolio attributable to such share.

    In order to avoid federal excise tax, the Code requires the Fund to distribute by the end of each calendar year substantially all of its ordinary income for such year and capital gain net income for the one-year period ending on October 31 of such year, plus certain other amounts. Under current law, provided that the Fund qualifies as a RIC and the Portfolio is treated as a partnership for Massachusetts and federal tax purposes, neither the Fund nor the Portfolio should be liable for any income, corporate excise or franchise tax in the Commonwealth of Massachusetts.

    The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received by the Portfolio under such arrangements as ordinary income and to amortize such payments under certain circumstances. The Portfolio will limit its activity in this regard in order to enable the Fund to maintain its qualification as a RIC.

    Certain investments of the Portfolio may bear original issue discount or market discount for tax purposes. The Fund will be required to include in income each year a portion of such original issue discount and may elect to include in income each year a portion of such market discount. The Portfolio may have to dispose of investments that it would otherwise have continued to hold to provide cash to enable the Fund to satisfy its distribution requirements with respect to such income.

    Distributions of net capital gain are taxable to shareholders as long-term capital gain, whether paid in cash or additional shares of the Fund and regardless of the length of time Fund shares have been owned by the shareholder. Long-term capital gain is separated into different tax rate groups depending on the length of time the asset is held by the Fund prior to sale. Current IRS rules permit the Fund to designate net capital gain distributions as "28% rate gain distributions" or "20% rate gain distributions," and require shareholders to treat such distributions accordingly.

                                  CUSTODIAN

    IBT acts as custodian for the Fund and the Portfolio. IBT has the custody of all cash and securities representing the Fund's interest in the Portfolio, has custody of all the Portfolio's assets, and its subsidiary, IBT Fund Services (Canada) Inc., 1 First Canadian Place, King Street West, Toronto, Ontario, Canada, maintains the general ledgers of the Portfolio and the Fund and computes the daily net asset value of interests in the Portfolio and the net asset value of shares of the Fund. In its capacity as custodian, IBT attends to details in connection with the sale, exchange, substitution, transfer or other dealings with the Portfolio's investments, receives and disburses all funds and performs various other ministerial duties upon receipt of proper instructions from the Fund and the Portfolio. IBT also provides services in connection with the preparation of shareholder reports and the electronic filing of such reports with the Commission.


               TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

    First Data Investor Services Group, serves with respect to the shares as transfer and dividend paying agent and as registrar. The principal business address of First Data Investor Services Group, 4400 Computer Drive, Westborough, MA 01581-5120.

                           PERFORMANCE INFORMATION


    The Fund's current yield for the one-month period ended December 31, 1997 was 6.92%. Yields will fluctuate from time to time and are not necessarily representative of future results.

    The calculation of total return and current yield do not reflect the imposition of any early withdrawal charges or the amount of any shareholder income tax liability. If reflected, an early withdrawal charge would reduce performance. Past performance is not indicative of future results. Investment return and principal value will fluctuate and shares, when redeemed, may be worth more or less than their original cost.

    The table below indicates the cumulative and average annual total return on a hypothetical investment in shares of $1,000 covering the life of the Fund through December 31, 1997 and for the one- and five-year periods ended December 31, 1997.

                                                    VALUE OF A $1,000 INVESTMENT

                                                                               VALUE OF
           INVESTMENT                 INVESTMENT          AMOUNT OF           INVESTMENT                  TOTAL RETURN
             PERIOD                      DATE             INVESTMENT         ON 12/31/97         CUMULATIVE         ANNUALIZED
-----------------------------------------------------------------------------------------------------------------------------------
Life of the Fund*                        8/4/89             $1,000            $1,792.77            79.28%              7.19%
5 Years Ended 12/31/97                 12/31/92             $1,000            $1,380.19            38.02%              6.66%
1 Year Ended 12/31/97                  12/31/96             $1,000            $1,069.81             6.98%              6.98%
------------


*Investment operations began August 4, 1989.

                           Total Return Performance*

A $100,000 investment in Eaton Vance Prime Rate Reserves at the Fund's inception, Aug. 4, 1989, would have grown to $179,270 on December 31, 1997.

Period                   Total Value
  8/4/89                  100,000
12/31/89                  103,586
12/31/90                  113,528
12/31/91                  122,335
12/31/92                  129,897
12/31/93                  136,834
12/31/94                  145,146
12/31/95                  156,854
12/31/96                  167,578
12/31/97                  179,270

*Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Total return is calculated by determining the percentage change in net asset value with all distributions reinvested. Early withdrawal charge starts at 3.0% during the first year and decreases annually to rates of 2.5%, 2.0%, 1.0% and 0%. The chart reflects total return (change in net asset value with all distributions reinvested) of a hypothetical investment of $100,000 at 8/4/89. Results do not include the Fund's early withdrawal charge. Redemptions may be made via mandatory quarterly repurchase offers.


    Comparative information about the Fund's current yield, net asset value and total return, about the Prime Rate and LIBOR may also be included in advertisements and communications of the Fund.

    From time to time, advertisements and other material furnished to present and prospective shareholders may include information on the history of the Fund's net asset value per share. From inception through December 31, 1997, the high was $10.07 (on October 18, 1993) and the low was $9.95 (from January 28 through August 26, 1992). Such materials may include illustrations such as the following chart:


Principal Performance
as of December 31, 1997

Period            Net Asset Value
8/31/89                $10.00
10/2/89                 10.00
10/31/89                10.00
11/30/89                10.00
12/31/89                10.00
1/31/90                 10.00
2/28/90                 10.00
3/31/90                 10.00
4/30/90                 10.00
5/31/90                 10.00
6/30/90                 10.00
7/31/90                 10.00
8/31/90                 10.00
9/30/90                 10.00
10/31/90                10.00
11/30/90                 9.99
12/31/90                 9.97
1/31/91                  9.96
2/28/91                  9.96
3/31/91                  9.96
4/30/91                  9.96
5/31/91                  9.96
6/30/91                  9.96
7/31/91                  9.96
8/31/91                  9.96
9/30/91                  9.96
10/31/91                 9.96
11/30/91                 9.96
12/31/91                 9.96
1/31/92                  9.95
2/29/92                  9.95
3/31/92                  9.95
4/30/92                  9.95
5/31/92                  9.95
6/30/92                  9.95
7/31/92                  9.95
8/31/92                  9.96
9/30/92                  9.99
10/31/92                 9.98
11/30/92                10.00
12/31/92                10.02
1/31/93                 10.02
2/28/93                  9.99
3/31/93                  9.97
4/30/93                 10.00
5/31/93                 10.02
6/30/93                 10.03
7/31/93                 10.02
8/31/93                 10.04
9/30/93                 10.05
10/31/93                10.03
11/30/93                10.03
12/31/93                10.03
1/31/94                 10.03
2/28/94                 10.03
3/31/94                 10.00
4/30/94                  9.99
5/31/94                  9.99
6/30/94                 10.00
7/31/94                 10.00
8/31/94                  9.96
9/30/94                  9.96
10/31/94                 9.97
11/30/94                 9.97
12/31/94                10.02
1/31/95                 10.02
2/28/95                 10.04
3/31/95                 10.04
4/30/95                 10.03
5/31/95                 10.03
6/30/95                 10.03
7/31/95                 10.03
8/31/95                 10.03
9/30/95                 10.03
10/31/95                10.03
11/30/95                10.03
12/31/95                10.01+
1/31/96                 10.01
2/29/96                 10.01
3/31/96                 10.00
4/30/96                  9.99
5/31/96                  9.99
6/30/96                  9.99
7/31/96                  9.99
8/31/96                  9.99
9/30/96                  9.99
10/31/96                 9.99
11/30/96                 9.99
12/31/96                 9.99
1/31/97                  9.99
2/28/97                  9.99
3/31/97                  9.99
4/30/97                  9.99
5/31/97                  9.99
6/30/97                  9.99
7/31/97                  9.99
8/31/97                  9.99
9/30/97                  9.99
10/31/97                 9.99
11/30/97                 9.99
12/31/97                 9.99

Chart shows the Fund's month-end net asset value per share for the life of the Fund since its inception (8/4/89 to 12/31/97). Past performance is no guarantee of future results.

    Advertisements and communications about the Fund may include a comparison of loan interests and other corporate debt instruments. These may describe the credit agreements used in connection with loan interests. Moreover, the markets for loan interests may be described. The comparison may also be made to relevant indices.

    Information in advertisements and materials furnished to present and prospective investors may include profiles of different types of investors (i.e., investors with different goals and assets) and different investment strategies for meeting specific financial goals. Information in advertisements and materials furnished to present and prospective investors may also include quotations (including editorial comments) and statistics concerning investing in securities, as well as investing in particular types of securities and the performance of such securities.

    BMR was one of the first investment management firms to manage a portfolio of loan interests. BMR has former commercial bank lending officers and investment bank corporate finance officers dedicated to this investment discipline. The services of leading law and accounting firms are used in the research, analysis and management process.


    The Fund (or the Principal Underwriter) may provide information about Eaton Vance, its affiliates and other investment advisers to the funds in the Eaton Vance Family of Funds in sales material or advertisements provided to investors or prospective investors. Such material or advertisements may also provide information on the use of investment professionals by such investors.


                              OTHER INFORMATION


    The Fund is an organization of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. The Fund's Declaration of Trust, as amended, contains an express disclaimer of shareholder liability in connection with the Fund property or the acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund property of any shareholder held personally liable for the claims and liabilities to which a shareholder may become subject by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself is unable to meet its obligations. The Fund has been advised by its counsel that the risk of any shareholder incurring any liability for the obligations of the Fund is remote.


    The Fund's Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the Fund or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Voting rights are not cumulative, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees and, in such event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Trustees. As permitted by Massachusetts law, there will normally be no meetings of Fund shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. In such an event, the Trustees of the Fund then in office will call a shareholders' meeting for the election of Trustees. Except for the foregoing circumstances, the Trustees shall continue to hold office and may appoint successor Trustees.

    The Fund's by-laws provide that no person shall serve as a Trustee if shareholders holding two-thirds of the outstanding shares have removed him from that office either by a written declaration filed with the Fund's custodian or by votes cast at a meeting called for that purpose. The by-laws further provide that the Trustees of the Fund shall promptly call a meeting of the shareholders for the purpose of voting upon a question of removal of any such Trustee or Trustees when requested in writing so to do by the record holders of not less than 10 per centum of the outstanding shares.

    In accordance with the Declaration of Trust of the Portfolio, there will normally be no meetings of the investors for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by investors. In such an event, the Trustees of the Portfolio then in office will call an investors' meeting for the election of Trustees. Except for the foregoing circumstances and unless removed by action of the investors in accordance with the Portfolio's Declaration of Trust, the Trustees shall continue to hold office and may appoint successor Trustees.

    The Declaration of Trust of the Portfolio provides that no person shall serve as a Trustee if investors holding two-thirds of the outstanding interests have removed him from that office either by a written declaration filed with the Portfolio's custodian or by votes cast at a meeting called for that purpose. The Declaration of Trust further provides that under certain circumstances the investors may call a meeting to remove a Trustee and that the Portfolio is required to provide assistance in communicating with investors about such a meeting.


    The Portfolio's Declaration of Trust, as amended, provides that the Fund and other entities permitted to invest in the Portfolio (e.g., other U.S. and foreign investment companies, and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of the Fund incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance exists and the Portfolio itself is unable to meet its obligations. Accordingly, the Trustees of the Fund believe that neither the Fund nor its shareholders will be adversely affected by reason of the Fund investing in the Portfolio.


    The Portfolio's Declaration of Trust provides that the Portfolio will terminate 120 days after the complete withdrawal of the Fund or any other investor in the Portfolio, unless either the remaining investors, by unanimous vote at a meeting of such investors, or a majority of the Trustees of the Portfolio, by written instrument consented to by all investors, agree to continue the business of the Portfolio. This provision is consistent with treatment of the Portfolio as a partnership for federal income tax purposes.

    The Fund's Prospectus and Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the Commission. The complete Registration Statement may be obtained from the Commission upon payment of the fee prescribed by its Rules and Regulations.

                                   AUDITORS

    Deloitte & Touche LLP, 125 Summer Street, Boston, Massachusetts, are the independent accountants for the Fund, providing audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the Commission. Deloitte & Touche, Grand Cayman, Cayman Islands, British West Indies, are the independent accountants for the Portfolio.

                             FINANCIAL STATEMENTS

    The audited financial statements of, and the independent auditors' report for, the Fund and the Portfolio appear in the Fund's most recent annual report to shareholders and are incorporated by reference into this Statment of Additional Information. A copy of the annual report accompanies this Statement of Additional Information.


    Registrant incorporates by reference the audited financial information for the Fund and the Portfolio for the fiscal year ended December 31, 1997 as previously filed electronically with the Commission (Accession No. 0000950156-98-000174).

[GRAPHIC OMITTED] Investing
EATON VANCE       for the
---------------   21st
   Mutual Funds   Century

-------------------------------------------------------------------------------

Eaton Vance Prime Rate
Reserves


STATEMENT OF ADDITIONAL INFORMATION
APRIL 1, 1998


Investment Adviser of Senior Debt Portfolio
Boston Management and Research, 24 Federal Street, Boston, MA 02110

Administrator of Eaton Vance Prime Rate Reserves
Eaton Vance Management, 24 Federal Street, Boston, MA 02110

Principal Underwriter
Eaton Vance Distributors, Inc., 24 Federal Street, Boston, MA 02110
(800) 225-6265


Custodian
Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116


Transfer Agent
First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123
(800) 262-1122

Independent Accountants
Deloitte & Touche LLP, 125 Summer Street, Boston, MA 02110

                                                                           PRSAI

                                    PART C

                              OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (1)  FINANCIAL STATEMENTS:
          INCLUDED IN PART A:


             Financial Highlights for each of the eight years ended December 31, 1997, and for the period from the start of business, August 4, 1989, to December 31, 1989

          INCLUDED IN PART B:
             INCORPORATED BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 31, 1997 (ACCESSION NO. 0000950156-98-000000174) FILED ELECTRONICALLY PURSUANT TO SECTION 30(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940.

              Financial Statements for EATON VANCE PRIME RATE RESERVES:
                Statement of Assets and Liabilities as of December 31, 1997 Statement of Operations for the year ended December 31, 1997 Statements of Changes in Net Assets for each of the two years ended December 31, 1997
                Statement of Cash Flows for the year ended December 31, 1997 Financial Highlights for the five years ended December 31, 1997 Notes to Financial Statements
                Independent Auditors' Report
              Financial Statements for SENIOR DEBT PORTFOLIO:
                Portfolio of Investments as of December 31, 1997
                Statement of Assets and Liabilities as of December 31, 1997 Statement of Operations for the year ended December 31, 1997 Statements of Changes in Net Assets for each of the two years ended December 31, 1997
                Statement of Cash Flows for the year ended December 31, 1997 Supplementary Data for each of the two years ended December 31,
                  1997 and for the period from the start of business, February 22, 1995, to December 31, 1995
                Notes to Financial Statements
                Independent Auditors' Report


     (2) EXHIBITS:
         (a) (a) Declaration of Trust dated May 2, 1989, as amended and restated June 30, 1989, filed as Exhibit (a)(a) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-63623) and Amendment No. 14 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on October 24, 1995 (Amendment No. 14) and incorporated herein by reference.
         (b) (a) By-Laws (as amended June 12, 1989) filed as Exhibit (b)(a) to
                 Amendment No. 14 and incorporated herein by reference.
             (b) By-Laws Amendment dated December 13, 1993 filed as Exhibit
                 (b)(b) to Amendment No. 14 and incorporated herein by
                 reference.
         (c) Not applicable
         (d) Not applicable
         (e) Not applicable
         (f) Not applicable
         (g) Not applicable

         (h) (a) Distribution Agreement dated November 1, 1996 as Exhibit (h)(a) to Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-25731) and Amendment No. 17 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on July 2, 1997 (Amendment No. 17) and incorporated herein by reference.
             (b) Selling Group Agreement between Eaton Vance Distributors, Inc.
                 and Authorized Dealers filed as Exhibit (6)(b) to Post-Effective Amendment No. 61 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.
         (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).

         (j) (a) Custodian Agreement dated December 17, 1990 filed as Exhibit
                 (j) to Amendment No. 14 and incorporated herein by reference.
             (b) Amendment to Custodian Agreement dated October 23, 1995 filed as Exhibit (j)(b) to the Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-63623) and Amendment No. 15 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on April 1, 1996 (Amendment No. 15) and incorporated herein by reference.
         (k) (a) Administration Agreement dated July 14, 1989 filed as Exhibit
                 (k)(a) to Amendment No. 14 and incorporated herein by reference.
             (b) Administration Agreement Amendment dated October 24, 1994 filed as Exhibit (k)(b) to Amendment No. 14 and incorporated herein by reference.

             (c) Transfer Agency Agreement as of January 1, 1998 filed as
                 Exhibit (k)(b) to the Registration Statement on Form N-2 of Eaton Vance Advisers Senior Floating-Rate Fund (File Nos. 333-46853, 811-08671) (Accession No. 0000950156-98-000172) and
                 incorporated herein by reference.
         (l) Opinion and Consent of Counsel dated April 23, 1997 filed as Exhibit (l) to Amendment No. 16 and incorporated herein by reference.
         (m) Not applicable
         (n) (a) Consent of Independent Auditors for Eaton Vance Prime Rate Reserves filed herewith.
             (b) Consent of Independent Auditors for Senior Debt Portfolio filed herewith.
         (o) Not applicable
         (p) Not applicable
         (q) Not applicable
         (r) Power of Attorney for Eaton Vance Prime Rate Reserves dated February 14, 1997 filed as Exhibit (r) to Amendment No. 17 and incorporated herein by reference.
         (s) Power of Attorney for Senior Debt Portfolio dated February 14, 1997 filed as Exhibit (s) to Amendment No. 17 and incorporated herein by reference.


ITEM 25.  MARKETING ARRANGEMENTS
    Not Applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
    The following table sets forth the approximate expenses incurred in connection with the offerings of Registrant:

Registration fees .............................................   $1,298,589(1)
National Association of Securities Dealers, Inc. ..............   $   76,500(1)
Printing (other than stock certificates) ......................   $  168,300
Engraving and printing stock certificates .....................   $    4,800
Fees and expenses of qualification under state securities laws
(excluding fees of counsel) ...................................   $  275,550
Accounting fees and expenses ..................................   $   13,500
Legal fees and expenses .......................................   $  230,000
                                                                  ----------
        Total .................................................   $2,067,239
                                                                  ==========
------------------
(1) These amounts reflect expenses incurred in connection with separate Registration Statements filed with the Commission of 100 million shares each as follows: (a) (File No. 333-25731) on April 24, 1997 and declared effective on May 1, 1997; (b) (File No. 33-63623) on October 24, 1995 and declared effective on November 28, 1995; (c) (File No. 33-34922) on May 16, 1990 and declared effective on July 3, 1990; (d) (File No. 33-30268) on August 2, 1989 and declared effective August 9, 1989; and (e) (File No. 33-28516) on May 3, 1989; and which are incorporated herein by reference.

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
    None.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES


                          (1)                                 (2)
                     TITLE OF CLASS                 NUMBER OF RECORD HOLDERS
             Shares of beneficial interest                   46,813
                                                             as of
                                                       February 28, 1998


ITEM 29.  INDEMNIFICATION
    The Registrant's By-Laws contains indemnification provisions. Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

    The distribution agreement of the Registrant also provides for reciprocal indemnity of the principal underwriter on the one hand, and the Trustees and officers, on the other.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER
   Reference is made to the information set forth under the captions "Management of the Fund and the Portfolio" in the Prospectus and "Investment Advisory and Other Services" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which summary is incorporated herein by reference.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

    All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116, and its transfer agent, First Data Investor Services Group, 4400 Computer Drive, Westborough, MA 01581-5120, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, 24 Federal Street, Boston, MA 02110. Certain corporate documents of Senior Debt Portfolio (the "Portfolio") are also maintained by IBT Trust Company (Cayman), Ltd., The Bank of Nova Scotia Building, P.O. Box 501, George Town, Grand Cayman, Cayman Islands, British West Indies, and certain investor account, Portfolio and the Registrant's accounting records are held by IBT Fund Services (Canada) Inc., 1 First Canadian Place, King Street West, Suite 2800, P.O. Box 231, Toronto, Ontario, Canada M5X 1C8. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management and Boston Management and Research.


ITEM 32.  MANAGEMENT SERVICES
    None.

ITEM 33.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;


        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the continuous offering of the shares; and


        (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 26th day of March, 1998.


                                        EATON VANCE PRIME RATE RESERVES

                                        By  /s/ JAMES B. HAWKES
                                        ----------------------------------
                                                JAMES B. HAWKES, President

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               SIGNATURE              TITLE                        DATE
               ---------              -----                        -----
                                 Trustee, President and
/s/ JAMES B. HAWKES                Principal Executive Officer   March 26, 1998
--------------------------
    JAMES B. HAWKES

                                 Treasurer and Principal
                                   Financial and
/s/ JAMES L. O'CONNOR              Accounting Officer            March 26, 1998
--------------------------

    JAMES L. O'CONNOR

                                 Trustee and Vice
/s/ M. DOZIER GARDNER              President                     March 26, 1998
--------------------------
    M. DOZIER GARDNER

    DONALD R. DWIGHT*            Trustee                         March 26, 1998
--------------------------
    DONALD R. DWIGHT

    SAMUEL L. HAYES, III*        Trustee                         March 26, 1998
--------------------------
    SAMUEL L. HAYES, III

    NORTON H. REAMER*            Trustee                         March 26, 1998
--------------------------
    NORTON H. REAMER

    JOHN L. THORNDIKE*           Trustee                         March 26, 1998
--------------------------
    JOHN L. THORNDIKE

    JACK L. TREYNOR*             Trustee                         March 26, 1998
--------------------------
    JACK L. TREYNOR

*By /s/ ALAN R. DYNNER
    ----------------------
    ALAN R. DYNNER
    Attorney-in-fact

                                  SIGNATURES


    Senior Debt Portfolio has duly caused this Amendment to the Registration Statement on Form N-2 of Eaton Vance Prime Rate Reserves (File No. 333-25731) to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 20th day of February, 1998.


                                        SENIOR DEBT PORTFOLIO

                                        By /s/ JAMES B. HAWKES
                                        ---------------------------------
                                               JAMES B. HAWKES, President

    Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           SIGNATURE                 TITLE                       DATE
           ---------                 -----                       ----

                                 President, Principal
                                   Executive Officer and
/s/ JAMES B. HAWKES                Trustee                  February 20, 1998
--------------------------
    JAMES B. HAWKES

                                 Treasurer and Principal
                                   Financial and
    JAMES L. O'CONNOR*             Accounting Officer       February 20, 1998
--------------------------
    JAMES L. O'CONNOR

/s/ DONALD R. DWIGHT             Trustee                    February 20, 1998
--------------------------
    DONALD R. DWIGHT

/s/ M. DOZIER GARDNER            Trustee                    February 20, 1998
--------------------------
    M. DOZIER GARDNER

/s/ SAMUEL L. HAYES, III         Trustee                    February 20, 1998
--------------------------
    SAMUEL L. HAYES, III

/s/ NORTON H. REAMER             Trustee                    February 20, 1998
--------------------------
    NORTON H. REAMER

/s/ JOHN L. THORNDIKE            Trustee                    February 20, 1998
--------------------------
    JOHN L. THORNDIKE

/s/ JACK L. TREYNOR              Trustee                    February 20, 1998
--------------------------
    JACK L. TREYNOR

*By /s/ JAMES B. HAWKES
        ------------------
        JAMES B. HAWKES
        Attorney-in-fact

                                              EXHIBIT INDEX

EXHIBITS                    DESCRIPTION                                                                  PAGE
(n)(a)                      Consent of Independent Auditors for Eaton Vance Prime Rate
                              Reserves
(n)(b)                      Consent of Independent Auditors for Senior Debt Portfolio